SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            MEGO MORTGAGE CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                           ($0.01 par value per share)
                         (Title of class of securities)


                                    585165103
                                 (CUSIP NUMBER)


                                Robert A. Henson
                       City National Bank of West Virginia
                                25 Gatewater Road
                         Charleston, West Virginia 25313
                          Telephone No. (304) 769-1102
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                            Randall S. Parks, Esquire
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219
                          Telephone No. (804) 788-7375


                                  June 29, 1998
             (Date of event which requires filing of this statement)


              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-l(b)(3) or (4),
                          check the following box [ ].

                                Page 1 of 7 Pages

CUSIP NO. 585165103                      13D                 Page 2 of 7 Pages

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          City National Bank of West Virginia, EIN 55-0399323

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]
3         SEC USE ONLY

4         SOURCE OF FUNDS*

                            WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          The Reporting Person is a national banking association organized under the laws of the United States of America.

           NUMBER OF SHARES             7         SOLE VOTING POWER
                                                      6,666,667

          BENEFICIALLY OWNED            8         SHARED VOTING POWER
                                                         N/A

          BY EACH REPORTING             9         SOLE DISPOSITIVE POWER
                                                       6,666,667

            PERSON WITH                10        SHARED DISPOSITIVE POWER
                                                         N/A

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            6,666,667

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            17.91%

14        TYPE OF REPORTING PERSON*

                            BK


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This statement relates to the Reporting Person's beneficial ownership of 6,666,667 shares of the Common Stock, $0.01 par value per share ("Common Stock") of Mego Mortgage Corporation ("Mego"). The principal address of Mego is 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339.


Item 2.           Identity and Background

         (a) The Reporting Person is City National Bank of West Virginia, a national banking association organized under the laws of the United States of America.

         (b) The Reporting Person's principal business is banking and related services, including the servicing of mortgages and the sale of mortgage-related products.

         (c) The Reporting Person's principal business address is 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304. The name, business address and present principal occupation of each executive officer and director of the Reporting Person are set forth in Appendix 1 hereto, which is incorporated herein by reference. To the best of the Reporting Person's knowledge, each of the persons listed in Appendix 1 is a citizen of the United States of America.

         (d),(e) During the last five years, neither the Reporting Person, nor, to the Reporting Person's best knowledge, any executive officer or director of the Reporting Person has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

         Pursuant to the Preferred Stock Purchase Agreement between the Reporting Person and Mego (the "Purchase Agreement"), the Reporting Person purchased 10,000 shares of Mego's Series A Preferred Stock (the "Preferred Shares"). The Preferred Shares are nonvoting shares which may be converted into shares of Common Stock on or after December 15, 1998, and which will be converted automatically into Common Shares on June 18, 2000. Because the Preferred Shares are not convertible within 60 days, the purchase of the Preferred Shares does not result in the Reporting Person's current beneficial ownership of "equity securities," as defined in Regulation 13D.

         Also pursuant to the Purchase Agreement, Mego has granted the Reporting Person an immediately exercisable option (the "Option") to purchase up to 6,666,667 shares of Mego's Common Stock (the "Option Shares") at a price of

$1.50 per share. As a result of receiving the Option, the Reporting Person acquired beneficial ownership of 6,666,667 shares of Mego's Common Stock.

         The total consideration paid by the Reporting Person to Mego pursuant to the Purchase Agreement was $10,000,000. The source of the consideration for the Purchase Agreement was the Reporting Person's working capital. The source of the purchase price for the Option Shares is expected to be the Reporting Person's working capital.


Item 4.           Purpose of Transaction

         The Reporting Person's acquisition of the Preferred Shares and the Option is part of a broad plan to recapitalize Mego (the "Recapitalization"). The Reporting Person acquired the Preferred Shares and the Option for investment purposes.

         According to Mego's most recent Form 10-Q/A, prior to the Recapitalization, Mego had 12,300,000 shares of its Common Stock issued and outstanding. Following the Recapitalization, and including the Option Shares, Mego has informed the Reporting Person that it has 37,233,334 shares of Common Stock deemed to be issued and outstanding pursuant to Rule 13d-3(d)(1)(i). (This number excludes the shares of Common Stock issuable upon any future conversion of the Preferred Shares and an additional 6,666,667 shares of Common Stock issuable to Sovereign Bancorp, Inc., upon exercise of an option identical to the Option (the "Sovereign Option").)

         In connection with the Recapitalization, certain existing members of the Mego Board of Directors resigned, new members of the Board of Directors were appointed, and the Board of Directors appointed new officers to various positions. Pursuant to the Purchase Agreement, the Reporting Person appointed one member of the Mego Board of Directors. Upon the Reporting Person's purchase of all of the Option Shares or upon the Reporting Person's acquisition of 15% or more of the Mego Common Stock on an as-converted basis, the Mego Board of Directors will be expanded to include an additional member, who will be appointed by the Reporting Person.

         As described in Item 6 below, Mego has granted the Reporting Person and Sovereign Bancorp, Inc., a right of first refusal to purchase Mego if it determines to be sold. In addition, certain Mego shareholders have entered into a voting agreement and Co-Sale Agreement with the Reporting Person regarding their shares of Common Stock.

         The Reporting Person may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision by the Reporting Person to increase its holdings in Common Stock will depend, however, on numerous factors, including the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Mego, other business and investment alternatives of the Reporting Person, and general economic and market conditions. At any time, the Reporting Person may decide to dispose of some or all of its holdings of Common Stock depending on those and other considerations.

         Except as set forth above, neither the Reporting Person nor, to the Reporting Person's best knowledge, any executive officer or director of the Reporting Person, has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of Mego, or the disposition of securities of Mego; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Mego; (c) a sale or transfer of a material amount of assets of Mego; (d) any change in the present board of directors or management of Mego, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Mego; (f) any other material change in Mego's business or corporate structure; (g) changes in Mego's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Mego by any person; (h) a class of securities of Mego being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Mego becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Person may formulate plans or proposals with respect to one or more of the foregoing actions in the future.


Item 5.           Interest in Equity Securities of the Issuer.

         (a) According to Mego, as of June 29, 1998, 37,233,334 shares of Mego Common Stock (including the Option Shares and 18,266,667 shares of Common Stock purchased by other investors as part of the Recapitalization, but excluding shares issuable upon conversion of the Preferred Shares and the Sovereign Option) were deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i). The Reporting Person beneficially owned 17.91% (6,666,667 shares) of those outstanding shares.

         (b) The Reporting Person is the sole owner of the Option and would have the sole power to vote and dispose of the Option Shares.

         (c) The Reporting Person and Mego entered into the Purchase Agreement on June 9, 1998, pursuant to which the Reporting Person purchased the Preferred Shares, the Option and related rights for $10,000,000. The purchase of the Preferred Shares and the Option occurred on June 29, 1998.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of any Option Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         On June 9, 1998, the Reporting Person and Mego entered into the Purchase Agreement, pursuant to which the Reporting Person purchased the Preferred Shares and was granted an option to purchase the Option Shares.

         The Reporting Person and Mego have entered into a Registration Rights Agreement, dated as of June 29, 1998, pursuant to which Mego has agreed to file on or before September 16, 1998, a registration statement to register for resale the Option Shares and the shares of Common Stock issuable upon conversion of the Preferred Stock and to use all reasonable efforts to cause such registration statement to be declared effective on or before the 180th day after the date of issuance.

         Pursuant to a Right of First Refusal Agreement dated as of June 29, 1998, Mego has granted the Reporting Person and Sovereign Bancorp, Inc., a right of first refusal to acquire Mego if it determines to be sold. To the Reporting Person's knowledge, no such sale is pending or contemplated, and the Reporting Person has no present intention of exercising its right of first refusal or of acquiring shares of Mego's capital stock other than the Option Shares, the Preferred Shares and the shares of Common Stock to be issued on conversion of the Preferred Shares.

         The Reporting Person, Mego, Emanuel J. Friedman ("Friedman"), Friedman, Billings, Ramsey & Company, Incorporated ("FBR"), and Sovereign Bancorp, Inc., have entered into a Co-Sale Agreement, dated June 29, 1998, whereby, in the event that Friedman or FBR receives an offer to sell five percent (5%) or more of his or its shares of Mego Common Stock, the Reporting Person shall have the right to participate pro rata in such sale.

         By a letter dated June 29, 1998, FBR has agreed to vote the shares of Common Stock held by it for the Reporting Person's nominees to Mego's Board of Directors.

Item 7.           Material to be Filed as Exhibits.

         The following are attached hereto:

                  Exhibit A Preferred Stock Purchase Agreement between
                            City National Bank of West Virginia and Mego
                            Mortgage  Corporation,  dated  as of June 9,
                            1998.

                  Exhibit B Registration Rights Agreement between City
                            National  Bank of  West  Virginia  and  Mego
                            Mortgage  Corporation,  dated as of June 29,
                            1998.

                  Exhibit C Right of First Refusal  Agreement  among
                            City National Bank of West Virginia, Sovereign Bancorp, Inc., and Mego Mortgage Corporation, dated as of June 29, 1998.

                  Exhibit D Co-Sale  Agreement  among  Mego  Mortgage
                            Corporation,  Emanuel J. Friedman, Friedman,
                            Billings,  Ramsey &  Company,  Incorporated,
                            City  National  Bank of West  Virginia,  and
                            Sovereign  Bancorp,  Inc.,  dated as of June
                            29, 1998.

                  Exhibit E Friedman,  Billings,  Ramsey  &  Company,
                            Incorporated,  Letter  Regarding  Voting  of
                            Common Stock, dated as of June 29, 1998.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:       July 9, 1998                  By:  /s/ Robert A. Henson
      ------------------------                 --------------------------
                                               Name:  Robert A. Henson
                                               Title:  Chief Financial Officer

                                                                     APPENDIX 1



     Executive Officers and Directors of City National Bank of West Virginia



            Name                         Title                Principal Occupation or         Business Address
                                                                    Employment
----------------------------- ----------------------------- ---------------------------- ----------------------------
     Samuel M. Bowling          Director and Chairman of     President, Dougherty Co.,      600 50th Street, S.E.
                                       the Board                       Inc.                 Charleston, WV 25304

      Dr. D. K. Cales                   Director                      Dentist                  509 Main Street
                                                                                             Rainelle, WV 25962

       Hugh R. Clonch                   Director                 President, Clonch              P.O. Box 283
                                                                 Industries, Inc.              Dixie, WV 25059

       Steven J. Day            Director, President and         President and Chief           25 Gatewater Road
                                Chief Executive Officer      Executive Officer of City      Charleston, WV 25313
                                                               National Bank of West
                                                                     Virginia

      Robert D. Fisher                  Director            Partner, Adams, Fisher and          P.O. Box 326
                                                                       Evans                  Ripley, WV 25271

     William M. Frazier                 Director             Chairman of the Board and         Frazier & Oxley
                                                             Chief Executive Officer,           P.O. Box 2808
                                                             The Old National Bank of       Huntington, WV 25727
                                                                    Huntington

       Jack E. Fruth                    Director              Principal Owner, Fruth            RR 1, Box 332
                                                                    Pharmacies             Pt. Pleasant, WV 25550

        Jay Goldman                     Director                President, Goldman              P.O. Box 3910
                                                                    Associates            Charleston, WV 25339-3910

       David E. Haden                   Director               President, RMI, ltd.             P.O. Box 1126
                                                                                            Charleston, WV 25324

      Carlin K. Harmon                  Director                President and Chief             P.O. Box 1125
                                                             Executive Officer, First            Beckley, WV
                                                                State Bank & Trust               25802-1125





      C. Dallas Kayser                  Director                     Attorney                   P.O. Box 210
                                                                                           Pt. Pleasant, WV 25550

       Leon K. Oxley                    Director                President, The Old             Frazier & Oxley
                                                            National Bank of Huntington         P.O. Box 2808
                                                                                            Huntington, WV 25727

       Mark H. Schaul                   Director             President, Charmar Realty        1551 Hampton Road
                                                                      Company               Charleston, WV 25314

      Robert A. Henson          Chief Financial Officer                                       25 Gatewater Road
                                                                                            Charleston, WV 25313

    F. Eric Nelson, Jr.                Treasurer                                              25 Gatewater Road
                                                                                            Charleston, WV 25313

      Matthew B. Call           Executive Vice President                                      25 Gatewater Road
                                                                                            Charleston, WV 25313

   John W. Alderman, III        Vice President and Chief                                      25 Gatewater Road
                                     Legal Officer                                          Charleston, WV 25313

     Victoria A. Evans           Senior Vice President                                        25 Gatewater Road
                                                                                            Charleston, WV 25313

      Peggy L. Schultz               Vice President                                           25 Gatewater Road
                                                                                            Charleston, WV 25313

      Larry L. Dawson            Senior Vice President                                        25 Gatewater Road
                                                                                            Charleston, WV 25313


                                  EXHIBIT INDEX



Exhibit A Preferred  Stock  Purchase  Agreement  between City
          National  Bank of West  Virginia  and  Mego  Mortgage
          Corporation, dated as of June 9, 1998.

Exhibit B Registration Rights Agreement between City National
          Bank of West Virginia and Mego Mortgage Corporation, dated as of June 29, 1998.

Exhibit C Right  of  First  Refusal  Agreement  among City
          National Bank of West Virginia, Sovereign Bancorp, Inc., and Mego Mortgage Corporation, dated as of June 29, 1998.

Exhibit D Co-Sale Agreement among Mego Mortgage  Corporation,
          Emanuel J. Friedman, Friedman, Billings, Ramsey & Company, Incorporated, City National Bank of West Virginia, and Sovereign Bancorp, Inc., dated as of June 29, 1998.

Exhibit E Friedman, Billings, Ramsey & Company, Incorporated,
          Letter Regarding Voting of Common Stock,  dated as of
          June 29, 1998.

                                                                       EXHIBIT A

                            MEGO MORTGAGE CORPORATION

                                       AND

                       CITY NATIONAL BANK OF WEST VIRGINIA

                                 PREFERRED STOCK

                               PURCHASE AGREEMENT

                                  June 9, 1998



                                Table of Contents
                                                                                                               Page
                                                                                                               ----

Section 1. Definitions............................................................................................2

Section 2. Agreement to Sell and Purchase the Securities..........................................................2

Section 3. Option Shares..........................................................................................3

Section 4. Issuance of the Certificates Representing the Securities...............................................4

Section 5. Representations, Warranties and Covenants of the Company...............................................4
               5.1. Organization and Qualification................................................................4
               5.2. Authorized Capital Stock......................................................................5
               5.3. Due Execution, Delivery and Performance.......................................................6
               5.4. Offering Memorandum and Additional Information................................................7
               5.5. Legal Proceedings.............................................................................8
               5.6. No Material Adverse Change....................................................................8
               5.7. Law and Regulation............................................................................9
               5.8. Accounting Matters............................................................................9
               5.9. Compliance with Securities Laws..............................................................10
               5.10. Intangibles.................................................................................11
               5.11. Title.......................................................................................11
               5.12. Contracts...................................................................................11
               5.13. No Violation................................................................................12
               5.14. Transactions with Affiliates................................................................12
               5.15. No Manipulation.............................................................................12
               5.16. Taxes.......................................................................................13
               5.17. Investment Company Act of 1940..............................................................13
               5.18. Use of Proceeds.............................................................................13
               5.19. Board of Directors..........................................................................13
               5.20. Certificates................................................................................15
               5.21. Rolly White.................................................................................15
               5.22. Mortgage-Related Asset Revaluation..........................................................15
               5.23. Other Transactions..........................................................................15
               5.24. Regulatory Compliance; Veto Right Relating to Impermissible Activities......................15
               5.25. Best Efforts................................................................................16
               5.26. Due Diligence...............................................................................16
               5.27. Waiver of Certain Claims....................................................................16

Section 6. Representations, Warranties and Covenants of Purchaser................................................17
               6.1. Compliance with United States Securities Laws................................................17
               6.2. Status of Purchaser..........................................................................17
               6.3. Restrictions on Re-Sale......................................................................18


               6.4. Due Execution, Delivery and Performance of the Purchase Agreement and Other
                       Obligations...............................................................................19
               6.5. Representations, Warranties and Covenants at Closing.........................................19

Section 7. Survival of Representations, Warranties, Covenants and Agreements.....................................20

Section 8. Conditions to Closing.................................................................................20
               8.1. Exchange Offer...............................................................................20
               8.2. Additional Equity............................................................................20
               8.3. Purchaser Board Approval.....................................................................21
               8.4. Waiver of Change of Control Payments.........................................................21
               8.5. Servicing Purchase Agreements................................................................21
               8.6. Registration Rights Agreement................................................................21
               8.7. Opinion of Greenberg Traurig.................................................................21
               8.8. Comfort Letter...............................................................................28
               8.9. Offering Memorandum..........................................................................28
               8.10. Other Transactions..........................................................................28
               8.11. No Material Adverse Effect..................................................................28
               8.12. Certificates................................................................................28
               8.13. Regulatory Matters..........................................................................29
               8.14. Consents....................................................................................29
               8.15. Related Party Indebtedness..................................................................29
               8.16. Documents...................................................................................29
               8.17. Additional Matters Relating to Option Shares................................................29
               8.18. Additional Conditions.......................................................................30
                      (a) Certificate of Designation.............................................................30
                      (b) Letter from FBR........................................................................30
                      (c) Warehouse Line Agreement...............................................................30
                      (d) Flow Loan Purchase Agreement...........................................................30
                      (e) Right of First Refusal.................................................................30
                      (f) Amendment of Placement Agreement.......................................................31
                      (g) Agreements with FBR and Emanuel J. Friedman............................................31
                      (h) Employment and Non-Competition Agreements..............................................31
                      (i) Option Agreement.......................................................................31

Section 9. Conditions to Closing.................................................................................32

Section 10. Compliance with the Securities Act...................................................................32
               10.1. Information Available.......................................................................32
               10.2. Legend Requirement..........................................................................32

Section 11. Broker's Fee.........................................................................................33

Section 12. Notices..............................................................................................34

Section 13. Amendments...........................................................................................34

Section 14. Headings.............................................................................................34

Section 15. Enforcement..........................................................................................35

                                                         ii

Section 16. Governing Law........................................................................................35

Section 17. Severability.........................................................................................35

Section 18. Counterparts.........................................................................................35

Section 19. Assignment...........................................................................................35

                                    EXHIBITS

EXHIBIT A
DRAFT OF OFFERING MEMORANDUM DATED JUNE 8, 1998................................................................. 37

EXHIBIT B
TERMS OF REGISTRATION RIGHTS AGREEMENT.......................................................................... 38

EXHIBIT C
TERMS OF SERIES A PREFERRED STOCK............................................................................... 39

EXHIBIT D
TERMS OF BULK SERVICING PURCHASE AGREEMENT...................................................................... 40

EXHIBIT E
TERMS OF FLOW SERVICING PURCHASE AGREEMENT...................................................................... 41

EXHIBIT F
JURISDICTIONS OF FOREIGN QUALIFICATION.......................................................................... 43

EXHIBIT G
OTHER TRANSACTIONS.............................................................................................. 44

EXHIBIT H
FBR LETTER RE:  VOTING OF SHARES................................................................................ 45

EXHIBIT I
TERMS OF WAREHOUSE LINE AGREEMENT............................................................................... 46

EXHIBIT J
TERMS OF FLOW LOAN PURCHASE AGREEMENT........................................................................... 47

EXHIBIT K
TERMS OF RIGHT OF FIRST REFUSAL AGREEMENT....................................................................... 48

EXHIBIT L
LIST OF EMPLOYEES REQUIRED TO ENTER INTO EMPLOYMENT
     AGREEMENTS................................................................................................. 50

                                                        iii

                            MEGO MORTGAGE CORPORATION

                                 PREFERRED STOCK

                               PURCHASE AGREEMENT

                  This Preferred Stock Purchase Agreement is made as of June 9, 1998, by and between City National Bank of West Virginia, a national banking association, with its principal offices at 3601 MacCorkle Avenue, Charleston, West Virginia (the "Purchaser"), and Mego Mortgage Corporation (the "Company"), a Delaware corporation, with its principal offices at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia.

                  WHEREAS, the Company is engaging in a plan of recapitalization (the "Recapitalization") which includes the following: (i) a private offering (the "Common Stock Offering") of shares of its common stock, par value $.01 per share (the "Common Stock"); (ii) a private offering (the "Series A Preferred Stock Offering") by the Company of shares of its Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"); and (iii) an exchange offer to occur concurrent with the Common Stock Offering and the Series A Preferred Stock Offering (together, the "Offerings") and as a condition thereto to exchange shares of Series A Preferred Stock and/or new 12.5% Subordinated Notes Due 2001 ("New Notes") of the Company or a combination thereof, subject to certain limitations, for any and all of the outstanding 12.5% Senior Subordinated Notes Due 2001 of the Company, subject to certain conditions (the "Exchange Offer");

                  WHEREAS, the Company will enter into a Placement Agreement (the "Placement Agreement"), with Friedman, Billings, Ramsey & Company, Incorporated ("FBR"), a Virginia corporation, pursuant to which FBR will act as placement agent in connection with the issue and sale of the Common Stock and Series A Preferred Stock (together with the New Notes, the "Securities") to be issued in the Offerings, and;

                  WHEREAS, the completion of the Offerings (the "Closing") is scheduled to take place on June 18, 1998, or such other date (the "Closing Date") as is agreed upon by the Company and FBR;

                  WHEREAS, the Company wishes to offer and sell to Purchaser, and Purchaser wishes to buy from the Company, on the terms and conditions set forth herein, up to 10,000 shares of Series A Preferred Stock having an aggregate liquidation amount of $10,000,000 for a purchase price of $1,000 per share, or $10,000,000 in aggregate;

                  WHEREAS, the Company wishes to grant to Purchaser an option to purchase up to 6,666,667 shares of Common Stock at a purchase price of $1.50 per share, on the terms and conditions set forth herein;

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Purchase Agreement, the parties agree as follows:

                  Section 1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the draft of the Company's Offering Memorandum dated June 9, 1998 (the "Offering Memorandum"), attached hereto as Exhibit A.

                  Section 2. Agreement to Sell and Purchase the Securities. Subject to the terms and conditions of this Purchase Agreement, that certain registration rights agreement (the "Registration Rights Agreement") to be entered into by and between the Company and Purchaser, as provided in Exhibit B hereto, and the Placement Agreement, the Company agrees to sell and Purchaser agrees to buy 10,000 shares (the "Initial Shares") of Series A Preferred Stock having an aggregate liquidation amount of $10,000,000 for a purchase price of $1,000 per share, or $10,000,000 in the aggregate (the "Purchase Price"). The terms of the Series A Preferred Stock will be as set forth on Exhibit C hereto. Purchaser shall pay the Purchase Price on the Closing Date in New York Clearing House Funds, to the account of the Company.

                  The Company represents to Purchaser that, prior to the Closing, the Company will be executing substantially identical purchase agreements with respect to shares of Common Stock and Series A Preferred Stock (except for the name and address of the Purchaser and the number of shares of Series A Preferred Stock and Common Stock purchased) with certain other investors (the "Other Purchasers") for an aggregate purchase price of at least $20,000,000. Purchaser and Other Purchasers are hereinafter sometimes referred to as the "Purchasers," and this Purchase Agreement and such other Purchase Agreements are hereinafter sometimes referred to as the "Purchase Agreements."

                  Section 3. Option Shares. In addition, upon the basis of the warranties and representations and other terms and conditions herein set forth, the Company will at the Closing grant an option (the "Option") to the Purchaser to purchase from the Company up to 6,666,667 additional shares of Common Stock at a purchase price of $1.50 per share (the "Option Shares"), which option will be evidenced by an Option Agreement (the "Option Agreement") which shall be delivered by the Company to Purchaser at the Closing and which shall include antidilution provisions in form and substance satisfactory to Purchaser. The Option will expire 180 days after the second anniversary of the Closing Date and may be exercised in whole or in part at any time and from time to time upon written notice by the Purchaser to the Company setting forth the number of Option Shares as to which the Purchaser is then exercising the Option and the time and date of payment and delivery for such Option Shares. Any such time and date of delivery (a "Date of Delivery") shall be determined by Purchaser, but shall not be later than five full business days (nor earlier, without the consent of the Company, than three full business days) after the exercise of said option (and the delivery of such notice, such delivery date being referred to as the "Notice Date"). Each closing at which the documents relating to the purchase of Option Shares are exchanged is referred to as an "Option Closing." The Initial Shares and the Option Shares are referred to as the "Shares."

                  Section 4. Issuance of the Certificates Representing the Securities. At the Closing and at each Option Closing, the Company will cause to be delivered to the Purchaser, one certificate for the Initial Shares or the Option Shares being purchased, as applicable, registered in the name of Purchaser as set forth on the signature page hereof (or in such other name as may be designated by Purchaser to the Company in writing) upon payment of the applicable purchase price therefor.

                  Section 5. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, Purchaser as follows:

                         5.1. Organization and Qualification. The Company is a
corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity, to own, lease and license its assets and properties and conduct its business as now being conducted and as described in the Offering Memorandum, except for such authorizations, approvals, consents, orders, licenses, certificates and permits the failure to so obtain would not have a material adverse effect upon the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"); no such authorization, approval, consent, order, license, certificate or permit contains a materially burdensome restriction other than as disclosed in the Offering Memorandum; and the Company has all such corporate power and authority, and has or will have as of the Closing such authorizations, approvals, consents, orders, licenses, certificates and permits as shall be necessary to enter into, deliver and perform this Agreement, the Purchase Agreements and the Other Transaction Documents (as defined in Section 5.3, below) and to issue and sell the Securities (except as may be required under state securities laws). The Company is duly qualified to do business and is in good standing in every jurisdiction where such qualification is required by controlling law and where the failure to so qualify is reasonably likely to have a Material Adverse Effect. The Company has no subsidiaries that would be deemed to be "significant subsidiaries" for purposes of Rule 1-02 of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), substituting in the tests set forth in such rule the figure "5%" in each case for "10%."

                         5.2. Authorized Capital Stock. The authorized, issued
and outstanding capital stock of the Company is as set forth in the Offering Memorandum. All issued and outstanding shares of Company capital stock have been duly and validly authorized and issued, are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and have not been issued in violation of or subject to any preemptive right, co-sale right, registration right, right of first refusal or other similar right. All of the outstanding shares of capital stock of the Company's subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Company, free and clear of any lien, pledge, charge, security interest or other encumbrance. The Shares have been duly authorized and, in the case of the Option Shares, reserved for issuance, and, when issued and sold pursuant to this Purchase Agreement and, in the case of the Option Shares, the Option Agreement, will be duly and validly issued, fully paid and nonassessable and none of them will be issued in violation of any preemptive or other similar right. Except as disclosed in the Offering

Memorandum, there is no outstanding option, warrant or other right calling for the issuance of, and there is no commitment, plan or arrangement to issue, any share of capital stock of the Company or any subsidiary or any security convertible into, or exercisable or exchangeable for, such capital stock. The shares of Common Stock into which the Initial Shares are convertible (the "Underlying Common Stock") have been duly authorized and reserved for issuance and, when issued upon such conversion, will be duly and validly issued, fully paid and nonassessable and none of them will be issued in violation of any preemptive or other similar right. The Shares and the Common Stock conform in all material respects to all statements in relation thereto contained in the Offering Memorandum.

                         5.3. Due Execution, Delivery and Performance. The
execution, delivery and performance of each of this Agreement and the Placement Agreement, the Registration Rights Agreement, the Purchase Agreements entered into with the Other Purchasers, the Option Agreement and the similar Option Agreement between the Company and Sovereign Bancorp, Inc. ("Sovereign"), the Bulk Servicing Purchase Agreement and the Flow Servicing Purchase Agreement referred to in Section 8.5 below (the "Servicing Purchase Agreements"), the Warehouse Line Agreement referred to in Section 8.18(d) below, and the Flow Purchase Agreement referred to in Section 8.18(e) below (collectively, the "Other Transaction Documents") by the Company (a) have been (or prior to Closing will be) duly authorized by all requisite corporate action of the Company and
(b) will not violate (i) the Certificate of Incorporation or Bylaws of the Company, or (ii) any provision of any indenture, mortgage, agreement, contract, or other instrument to which the Company or any of its subsidiaries is bound or be in conflict with, or result in a breach of or constitute (upon notice or lapse of time or both) a default under any such indenture, mortgage, agreement, contract, or other instrument or result in the creation or imposition of any lien, security interest, mortgage, pledge, charge or other encumbrance of any nature whatsoever upon any of the properties or assets of the Company or any of its subsidiaries, except for any such violations, conflicts, breaches or defaults which have been waived in writing as of the Closing or would not have a Material Adverse Effect. Upon execution and delivery, this Agreement and the Other Transaction Documents will constitute legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except insofar as the enforcement thereof may be limited by bankruptcy law or other laws relating to or affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as rights to indemnity or contribution may be limited under applicable law.

                         5.4. Offering Memorandum and Additional Information.
The Company has furnished, and Purchasers acknowledge receipt of the Offering Memorandum.

                  The Offering Memorandum when combined with the documents incorporated by reference therein does not, and any amendment or supplement thereto will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each document incorporated by reference into the Offering Memorandum complies in all material respects with the requirements of the Exchange Act, and the Commission's rules and regulations thereunder

("Exchange Act Regulations") and, when read together with the other information in the Offering Memorandum, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                         5.5. Legal Proceedings. There are no actions, suits,
investigations or proceedings pending or threatened other than as disclosed in the Offering Memorandum (including the documents incorporated by reference therein and provided to the Purchasers) to which the Company or any of its subsidiaries is a party or to which any of their properties is subject before or by any court or governmental agency or both which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; and to the knowledge of the Company, no such actions, suits, investigations or proceedings are threatened by any person, corporation or governmental agency or body.

                         5.6. No Material Adverse Change. Subsequent to the
respective dates as of which information is given in the Offering Memorandum, and except as specifically described therein, there has not been (i) any material adverse change in the business, properties or assets described or referred to in the Offering Memorandum, or the results of operations, condition (financial or otherwise) earnings, operations, business or business prospects, of the Company and its subsidiaries, taken as a whole, (ii) any transaction entered into (whether binding or nonbinding) by the Company and/or its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, except transactions in the ordinary course of business, (iii) any obligation that is material to the Company and its subsidiaries, direct or indirect, contingent or noncontingent, matured or unmatured, absolute or otherwise, incurred by the Company or its subsidiaries, except obligations incurred in the ordinary course of business, (iv) any change in the capital stock (other than upon the exercise of stock options described in the Offering

Memorandum) or outstanding indebtedness of the Company or its subsidiaries (other than indebtedness incurred in the ordinary course of business consistent with past practice), (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any of its subsidiaries, or (vi) any change in senior management or key employees, and no such change or event is reasonably expected.

                         5.7. Law and Regulation. The Company and its
subsidiaries are in compliance with, and conduct their respective businesses in conformity with all applicable laws and governmental regulations governing the businesses conducted by the Company and its subsidiaries, as the case may be, except for failures to comply or conform which would not have a Material Adverse Effect.

                         5.8. Accounting Matters. Deloitte & Touche LLP ("D&T"),
which has audited the financial statements, together with the related notes, of the Company as of August 31, 1997 and 1996, and for each of the three years ended August 31, 1997, 1996, and 1995, which are included in the Offering Memorandum, are independent public accountants as required by the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act Regulations (as if the Offering Memorandum was a prospectus filed as part of a registration statement filed under the Securities Act).

                  The financial statements included or incorporated by reference in the Offering Memorandum comply as to form in all material respects with applicable accounting requirements of the Securities Act, the Securities Act Regulations, the Exchange Act, and the Exchange Act Regulations, including Regulation S-X under the Securities Act (as if such financial statements were filed with or incorporated by reference in a registration statement under the Securities Act), and said financial statements present fairly the financial position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated and the results of their operations for the periods specified; except as otherwise stated in the Offering Memorandum, such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and such financial statements are consistent in all material respects with financial statements and other reports filed by the Company and its Subsidiaries with the Commission; the supporting schedules included are incorporated by reference in the Offering Memorandum and present fairly the information required to be stated therein. The selected and summary financial and statistical data included in the Offering Memorandum present fairly the information shown therein and have been compiled on a basis consistent with the audited financial statements presented therein.

                         The Company and each of its subsidiaries (i) make and
keep books and records which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) maintain a system of internal accounting controls sufficient to provide reasonable assurance that:
(a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect thereto, and
(d) access to assets is permitted only with management's general or specific authorization; and (iii) otherwise conform to the requirements of the Exchange Act, Section 13(b) and Regulation 13b-2 thereunder and shall continue to do so for so long as Purchaser holds any Shares.

                         5.9. Compliance with Securities Laws. Assuming (i) the
accuracy of the representations and warranties of FBR and the Purchasers as set forth in the Placement Agreement and the Purchase Agreements, and (ii) that the

Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act) (the Company having received representations from such persons to such effect), the Company has complied with all applicable federal and state securities or Blue Sky laws in connection with the Offerings and the Offerings are or will be exempt from registration under such laws.

                         5.10. Intangibles. The Company owns or possesses
adequate and enforceable rights to use all trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively, "Intangibles") necessary for the conduct of its business as described in the Offering Memorandum. The Company has not received any notice of, nor to its best knowledge is aware of, any infringement of or conflict with asserted rights of others with respect to any Intangibles which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

                         5.11. Title. The Company has good title to each of the
items of personal property which are reflected in the financial statements referred to in Section 5.8 or are referred to in the Offering Memorandum as being owned by it and valid and enforceable leasehold interests in each of the items of real and personal property which are referred to in the Offering Memorandum as being leased by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects, other than those described in the Offering Memorandum and those which do not and will not have a Material Adverse Effect.

                         5.12. Contracts. Each material contract or agreement to
which the Company is a party is in full force and effect and is valid and enforceable by and against the Company in accordance with its terms, assuming the due authorization, execution and delivery thereof by each of the other parties thereto. Except as disclosed in the Offering Memorandum, neither the Company, nor to the best knowledge of the Company, any other party is in default in the observance or performance of any term or obligation to be performed by it under any such agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect. Except as described in the Offering Memorandum, no default exists, and no event has occurred which with notice or lapse of time or both would constitute a default, in the due performance and observance of any term, covenant or condition, by the Company of any other agreement or instrument to which the Company is a party or by which it or its properties or business may be bound or affected which default or event would have a Material Adverse Effect.

                         5.13. No Violation. The Company is not in violation of
any term or provision of its Certificate of Incorporation or Bylaws or ofany franchise, license, permit, judgment, decree, order, statute, rule or regulation, where the consequences of such violation would have a Material Adverse Effect.

                         5.14. Transactions with Affiliates. No transaction has
occurred or is contemplated between or among the Company and any of its officers or directors or any affiliate or affiliates of any such officer or director that would have been required to be described in the Offering Memorandum if it were part of a Registration Statement under the Securities Act and is not described in the Offering Memorandum.

                         5.15. No Manipulation. The Company has not taken, nor
will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of any of the Shares.

                         5.16. Taxes. The Company or its former parent, Mego
Financial Corp., has filed all Federal, state, local and foreign tax returns which are required to be filed by the Company through the date hereof, or has received extensions thereof, and has paid all taxes shown on such returns and all assessments received by it to the extent that the same are material and have become due.

                         5.17. Investment Company Act of 1940. The Company is
not, and will not become upon the issuance and sale of the Securities and the application of net proceeds therefrom as described in the Offering Memorandum under the caption "Use of Proceeds," an "investment company" or, assuming that FBR is not an "investment company," an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the "1940 Act").

                         5.18. Use of Proceeds. The Company will apply the
proceeds from the Offerings as set forth in the Offering Memorandum.

                         5.19. Board of Directors. As of the Closing, the Board
of Directors of the Company shall have seven members and Purchaser shall be entitled at the Closing or at any time thereafter to designate one member, who shall be appointed to the Board of Directors promptly following his designation and who shall also be elected to any executive or similar committee of the Board of Directors. After the Closing and until the first date on which Purchaser holds shares of Series A Preferred Stock (on an as-converted basis) and Common Stock representing less than 7.0% of the outstanding shares of Common Stock (including the number of shares of Common Stock into which all outstanding shares of Series A Preferred Stock are convertible) (the "7% Termination Date")
(a) the Board of Directors shall continue to have seven members (as adjusted pursuant to the following sentence and the similar provision of the Preferred Stock Purchase Agreement of even date herewith between the Company and

Sovereign), and (b) Purchaser shall be entitled to nominate one member of the Board of Directors at each meeting of shareholders at which directors are elected, and such member shall also be elected to any executive or similar committee of the Board of Directors. Promptly following the first to occur of
(i) the purchase by Purchaser pursuant to the exercise of the Option of all of the Option Shares, or (ii) the acquisition by Purchaser by exercise of the Option or otherwise of such number of shares of Common Stock that Purchaser shall immediately following such acquisition own in the aggregate 15 percent (15%) or more of the then outstanding shares of Common Stock, the number of members of the Board of Directors shall be increased by one and Purchaser shall be entitled to designate one additional member of the Board of Directors, such designee to be promptly appointed by the Board of Directors to fill the vacancy so created. Thereafter and until the 7% Termination Date, Purchaser shall be entitled to nominate two members of the Board of Directors at each meeting of shareholders at which directors are elected, and one such member designated by Purchaser shall be elected to any executive or similar committee of the Board of Directors. The Company shall use its best efforts to cause the nominees of Purchaser to be elected to the Board of Directors and appointed to such committee. In addition, Purchaser shall have the right at all times until the 7% Termination Date to designate a representative (who shall be reasonably satisfactory to the Company) who shall be given notice of and who shall have the right to attend all meetings of the Board of Directors of the Company and all meetings of any executive or similar committee of the Board of Directors.

                         5.20. Certificates. Any certificates signed by any
officer of the Company or its subsidiaries, and delivered to the Purchasers or to counsel for the Purchasers pursuant to the terms of this Agreement shall be deemed a representation and warranty by the Company to the Purchaser as to the matters covered thereby.

                         5.21. Rolly White. Prior to Closing, the Company shall
offer Rolly White a senior position with the Company with responsibilities relating to loan production and retail acquisitions and shall use commercially reasonable efforts to employ Mr. White in such position as soon as possible.

                         5.22. Mortgage-Related Asset Revaluation. Immediately
following Closing, the Company shall cooperate with Purchaser, with the advice of their respective advisors, to arrive at a mutually satisfactory, and more conservative set of assumptions to be used to value the mortgage-related assets carried on the Company's balance sheet.

                         5.23. Other Transactions. The material terms of all of
the transactions relating to the Recapitalization are accurately disclosed on Exhibit F.

                         5.24. Regulatory Compliance; Veto Right Relating to
Impermissible Activities. To comply with the interpretive positions of the Office of the Comptroller of the Currency ("OCC") governing a national bank that takes a non-controlling interest in an enterprise, for so long as Purchaser holds any of the Company's capital stock, (i) the Company shall engage only in activities that are part of, or incidental to, the business of banking and (ii) the Company shall be subject to OCC supervision, regulation and examination. The provisions of the preceding clause (i) are interpreted to grant Purchaser the right to "veto" engagement by the Company in activities other than those contemplated therein, as required by the applicable interpretative positions of the OCC, and may be specifically enforced by Purchaser. The provisions of the preceding clause (ii) are for the benefit of and enforceable by the OCC.

                         5.25. Best Efforts. The Company shall cooperate with
Purchaser and shall use its reasonable best efforts to do or cause to be done all things necessary or appropriate on its part in order to effect the consummation of the transactions contemplated under this Agreement.

                         5.26. Due Diligence. In order to permit Purchaser to
perform further due diligence, the Company shall give to Purchaser and its accountants, counsel and other authorized representatives reasonable access during normal business hours throughout the period prior to the Closing Date to all of its properties, books, records, contracts and other documents relating to its business as Purchaser may reasonably request, subject to the obligation of Purchaser and its authorized representatives to maintain the confidentiality of all non-public information concerning the Company obtained by reason of such access.

                         5.27. Waiver of Certain Claims. The Company
acknowledges that Purchaser and its affiliated entities may now and in the future compete directly or indirectly with the Company. The Company hereby waives and covenants not to sue Purchaser and Purchaser's affiliated entities, and the officers, directors, employees and agents of each of them (including, without limitation, any person who is appointed to the Board of Directors of the Company pursuant to Section 5.19 above) and the heirs, personal representatives, successors and assigns of each of them (collectively, the "Released Parties") in connection with any and all claims, causes of action, counterclaims, set offs and rights of contribution, at law or in equity, which the Company (alone or in combination with others) may in the future have against the Released Parties or any of them for any liability for any loss, damage, injury, or expense of any kind arising from or relating to any: (i) conflict or alleged conflict of interest, (ii) breach or alleged breach of any fiduciary duty which may be owed to the Company (including, without limitation any breach or alleged breach of the duty of loyalty arising under the corporate opportunity doctrine), or (iii) violation or alleged violation of any similar duty or obligation which may arise by reason of the fact that Purchaser and/or Purchaser's affiliated entities will following consummation of the transactions contemplated by this Agreement be a stockholder of the Company, have one or more of its designees serving as directors of the Company, be a provider of credit to the Company, a purchaser of mortgages from the Company, a provider of services to the Company, or otherwise.

                  Section 6. Representations, Warranties and Covenants of Purchaser. Purchaser hereby represents, warrants and covenants to the Company as follows:

                         6.1. Compliance with United States Securities Laws.
Purchaser understands and acknowledges that the Shares and the Underlying Common Stock have not been registered under the Securities Act, and that the Shares and the Underlying Common Stock may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the Securities Act), unless such Securities are registered under the Securities Act or such offer or sale is made pursuant to an exemption from the registration requirements of the Securities Act. The Shares are being offered and sold in reliance on an exemption from registration pursuant to
Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. Purchaser further represents that it has read and understands the investor notices and legends set forth in the Offering Memorandum.

                         6.2. Status of Purchaser. Purchaser is purchasing the
Shares and will acquire the Underlying Common Stock for its own account or for persons or accounts as to which it exercises investment discretion. Such Purchaser is an "accredited investor" (as defined in Rule 501(a) under the

Securities Act) and is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in restricted securities and has requested, received, reviewed and considered all information it deems relevant in making a decision to execute this Purchase Agreement and to purchase the Shares. Purchaser has agreed to purchase the Shares for investment and not with a view to distribution. To the extent that any certificate representing the Shares is registered in the name of Purchaser's nominee, Purchaser confirms that such nominee is acting as custodian for Purchaser of the Shares represented thereby.

                         6.3. Restrictions on Re-Sale. Purchaser understands
that the Shares and the Underlying Common Stock are only transferable on the books and records of the Company and its Transfer Agent and Registrar and that the Company and the Transfer Agent and Registrar will not register any transfer of the Shares or Underlying Common Stock which the Company in good faith believes violates the restrictions set forth in this Section 6.3 or violates any state or federal securities laws. Purchaser will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) its rights under this Purchase Agreement or the Shares or Underlying Common Stock otherwise than in compliance with the Securities Act, any applicable state securities or blue sky laws and any applicable securities laws of jurisdictions outside the United States, and the rules and regulations promulgated thereunder.

                  Purchaser understands that the Company intends to register the Option Shares and the Underlying Common Stock under the Securities Act as contemplated in the Registration Rights Agreement. After registration of the Option Shares and the Underlying Common Stock under the Securities Act, Purchaser agrees to comply with the prospectus delivery and all other requirements of the Securities Act in connection with any sale or other disposition of the Option Shares and the Underlying Common Stock. Purchaser agrees that Purchaser or its broker will deliver to each transferee a copy of a current prospectus until the Company gives written notice to the Purchaser that delivery of a current prospectus is no longer required. Purchaser agrees to confirm with the Company that the prospectus is in fact current and that the Option Shares and the Underlying Common Stock may be lawfully sold prior to any sale or other disposition by Purchaser.

                         6.4. Due Execution, Delivery and Performance of the
Purchase Agreement and Other Obligations. Upon approval of this Agreement and the transactions contemplated herein by its Board of Directors: Purchaser will have full right, power, authority and capacity to enter into this Purchase Agreement and to consummate the transactions contemplated hereby; the execution, delivery and performance of this Purchase Agreement by Purchaser will have been duly authorized by all requisite corporate action of Purchaser; upon the execution and delivery of this Purchase Agreement by Purchaser, this Purchase Agreement shall constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms except insofar as the enforcement thereof may be limited by bankruptcy law or other laws relating to or affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as rights to indemnity and contribution may be limited under applicable law.

                         6.5. Representations, Warranties and Covenants at
Closing. Each of the representations and warranties contained in this Section 6 is true and correct as of the date of this Purchase Agreement and will be true and correct as of the Closing Date or the applicable Date of Delivery with the same effect as though such representations and warranties had been made on and as of such date. Each of the covenants contained in this Section 6 will have been performed as of the Closing Date or the applicable Date of Delivery if performance is required as of such date by this Section 6.

                  Section 7. Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any investigation made by either party to this Purchase Agreement, all representations, warranties, covenants and agreements made by the Company and Purchaser herein shall survive the execution of this Purchase Agreement, the delivery of certificates representing the Shares and the receipt of payment for the Shares.

                  Section 8. Conditions to Closing. The obligations of the Purchaser hereunder are subject to (i) the accuracy of the representations and warranties on the part of the Company in all material respects on the date hereof, at the Closing Date and at each Date of Delivery, (ii) the performance by the Company of its obligations hereunder in all material respects, and (iii) the following further conditions:

                         8.1. Exchange Offer. The Company shall have consummated
the Exchange Offer with respect to at least $76 million in aggregate principal amount of Original Notes.

                         8.2. Additional Equity. The Company shall have
consummated the sale of additional shares of Common Stock and Series A Preferred Stock pursuant to the Offerings for aggregate gross proceeds to the Company of not less than $20,000,000.

                         8.3. Purchaser Board Approval. Purchaser's Board of
Directors shall have approved this Purchase Agreement and the transactions contemplated hereby. Purchaser warrants and represents that such approval has been obtained as of the date hereof.

                         8.4. Waiver of Change of Control Payments. All current
and former directors, officers, employees and consultants of the Company or any subsidiary who would be entitled as a result of the consummation of the Recapitalization to receive payments or other benefits pursuant to "change of control" provisions of any agreement between such person and the Company or any subsidiary shall have irrevocably waived their rights to receive such payments or benefits and the Company shall have irrevocably determined not to make such payments.

                         8.5. Servicing Purchase Agreements. The Company and
Purchaser shall have entered into a Bulk Servicing Purchase Agreement including the terms set forth on Exhibit D and a Flow Servicing Purchase Agreement including the terms set forth on Exhibit E and each such Agreement shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

                         8.6. Registration Rights Agreement. The Company and
Purchaser shall have entered into the Registration Rights Agreement and such agreement shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

                         8.7. Opinion of Greenberg Traurig. The Company shall
have furnished to the Purchaser on the Closing Date and on each Date of Delivery an opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., counsel for the Company, addressed to the Purchaser and dated the Closing Date and each Date of Delivery and in form reasonably satisfactory to Hunton & Williams, counsel for the Purchaser, stating that:

                                    (a) the authorized shares of capital stock
         of the Company conform as to legal matters to the description thereof contained in the Offering Memorandum under the heading "Description of Capital Stock"; the Company has an authorized capitalization as set forth in the Offering Memorandum under the caption "Capitalization"; the issued and outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; to such counsel's knowledge, except as set forth in the Offering Memorandum, there are no outstanding (i) securities or obligations of the Company convertible into or exercisable or exchangeable for any shares of capital stock of the Company, (ii) warrants, rights, or options to subscribe for or purchase from the Company any shares of capital stock or any such convertible or exchangeable securities or obligations, or (iii) obligations of the Company to issue any shares of capital stock, any such convertible or exchangeable securities or obligation, or any such warrants, rights, or options; the Shares have been duly authorized and, in the case of the Option Shares, reserved for issuance, and, when issued and sold pursuant to this Purchase Agreement and, in the case of the Option Shares, the Option Agreement, will be duly and validly issued, fully paid and nonassessable; the shares of Common Stock into which the Shares are convertible have been duly authorized and reserved for issuance and, when issued upon such conversion in accordance with the terms thereof, will be duly and validly issued, fully paid and nonassessable.

                                    (b) the Company has been duly incorporated
         and is validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, lease and license its assets and properties and conduct its business as now being conducted and as described in the Offering Memorandum and to enter into, deliver and perform this Agreement, the Purchase Agreements and the Other Transaction Documents;

                                    (c) the Company is duly qualified in or
         registered by and in good standing as a foreign corporation in each jurisdiction listed on Exhibit F hereto;

                                    (d) to such counsel's knowledge, except as
         described in the Offering Memorandum, the Company is not in breach of, or in default under (nor has any event occurred that with notice, lapse of time, or both would constitute a breach of or default under) its Certificate of Incorporation or in the performance or observation of any obligation, agreement, covenant, or condition contained in any license, indenture, mortgage, deed of trust, loan or credit agreement, or any other agreement or instrument known to such counsel to which the Company or any of its subsidiaries is a party or by which any of them or their respective properties may be bound or affected or under any law, regulation, or rule or any decree, judgment, or order applicable to the Company or any of its subsidiaries, except such breaches or defaults that are not reasonably likely to have a Material Adverse Effect;

                                    (e) the execution, delivery, and performance
         of this Agreement and the Other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated under this Agreement and the Other Transaction Documents, as the case may be, do not and will not conflict with, or result in any breach of, or constitute a default under (nor constitute any event that with notice, lapse of time, or both would constitute a breach of or default under) (i) any provisions of the Company's certificate of incorporation or by-laws, (ii) any provision of any license, indenture, mortgage, deed of trust, loan or credit agreement, or other agreement or instrument known to such counsel and to which the Company or any subsidiary is a party or by which any of them or their respective properties may be bound or affected, or (iii) to such counsel's knowledge, assuming (x) the accuracy of the representations and warranties of the Company, FBR and the Purchasers set forth in the Placement Agreement, the Purchase Agreements and the Other Transaction Documents, and (y) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities
         Act), any law or regulation or any decree, judgment, or order applicable to the Company or any subsidiary, except in the case of clause (ii) for such conflicts, breaches, or defaults that have been waived or individually or in the aggregate are not reasonably likely to have a Material Adverse Effect;

                                    (f) the Company has full corporate power,
         and authority to enter into and perform this Agreement and the Other Transaction Documents and to consummate the transactions contemplated herein; this Agreement and the Other Transaction Documents have been duly authorized, executed, and delivered by the Company and will constitute valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally, and by general principles of equity, whether considered at law or in equity, and except as rights to indemnity or contribution may be limited under applicable law;

                                    (g) assuming (x) the accuracy of the
         representations and warranties of the Company, FBR and the Purchasers set forth in the Placement Agreement, the Purchase Agreements and the Other Transaction Documents, and (y) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act), no approval, authorization, consent, or order of or filing with any federal or, to such counsel's knowledge, state governmental or regulatory commission, board, body, authority, or agency is required in connection with the execution, delivery, and performance by the Company of this Agreement and the Other Transaction Documents or the consummation of the transactions contemplated hereby and thereby by the Company, or the sale and delivery of the Shares by the Company as contemplated hereby, other than (i) the filing of a certificate of designation of the Series A Preferred Stock with the Secretary of State of Delaware, (ii) the filing of a Current Report on Form 8-K, (iii) filings required pursuant to the terms of the Registration Rights Agreement and any other registration rights agreements entered into pursuant to the Offerings and the Exchange Offer, and (iv) as may be required pursuant to any state securities laws;

                                    (h) to such counsel's knowledge, each of the
         Company and its subsidiaries has all necessary licenses, authorizations, consents, and approvals and has made all necessary filings required under any federal, state, or local law, regulation or rule, and has obtained all necessary authorizations, consents, and approvals from other persons, required to conduct their respective businesses, as described in the Offering Memorandum, except to the extent that any failure to have any such licenses, authorizations, consents, or approvals would not, individually or in the aggregate, have a Material Adverse Effect; to such counsel's knowledge, neither the Company nor any of its subsidiaries is in violation of, in default under, or has received any notice regarding a possible violation, default, or revocation of any such license, authorization, consent, or approval or any federal, state, local, or foreign law, regulation, or decree, order, or judgment applicable to the Company or any of its subsidiaries, which would result in a Material Adverse Effect; and no such license, authorization, consent, or approval contains a materially burdensome restriction that is not adequately disclosed in the Offering Memorandum;

                                    (i) the issuance and sale of the Shares by
         the Company is not subject to preemptive or other similar rights arising by operation of law, under the Certificate of Incorporation or Bylaws of the Company or under any agreement known to such counsel to which the Company or any of its subsidiaries is a party;

                                    (j) the form of certificate used to evidence
         the Common Stock complies in all material respects with all applicable statutory requirements, with any applicable requirements of the Certificate of Incorporation and Bylaws of the Company and the requirements of The Nasdaq National Market;

                                    (k) the statements under the captions
         "Business -- Government Regulation," "Description of the Original Notes," "Description of the New Notes," "Description of Capital Stock" and "Certain Federal Income Tax Consequences" in the Offering Memorandum, insofar as such statements constitute a summary of the legal matters referred to therein, constitute accurate summaries thereof in all material respects;

                                    (l) except as described in the Offering
         Memorandum, to such counsel's knowledge, there are no actions, suits, investigations or proceedings pending to which the Company or any of its subsidiaries is a party or to which any of their properties is subject before or by any court or governmental agency or both, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect,

                                    (m) neither the Company nor any of its
         subsidiaries is, or solely as a result of transactions contemplated hereby and the application of the proceeds from the sale of the Shares or the consummation of the Recapitalization, will become an "investment company" or, assuming that FBR is not an "investment company," a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").

                  In addition, such counsel shall state that they have participated in conferences with the directors, officers and employees of the Company and its independent public accountants at which the contents of the Offering Memorandum were discussed and, although such counsel is not passing upon and does not assume responsibility for the accuracy, completeness, or fairness of the statements contained in the Offering Memorandum (except as and to the extent stated above), they have no reason to believe that the Offering Memorandum, as of its date and as of the date of such counsel's opinion, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that, in each case, such counsel need express no view with respect to the financial statements and other financial and statistical data included in the Offering Memorandum).

                         8.8. Comfort Letter. The Purchaser shall have received
from Deloitte & Touche LLP, letters relating to the Offering Memorandum dated as of the Closing Date and each Date of Delivery, as applicable, addressed to the Purchaser and in form and substance satisfactory to it.

                         8.9. Offering Memorandum. The Offering Memorandum, as
amended or supplemented after the date hereof, shall not, in Purchaser's reasonable judgment, (i) disclose a material change in the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole, as described in the Offering Memorandum, or (ii) contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                         8.10. Other Transactions. There shall have been, in
Purchaser's reasonable judgment, no material change in the terms of the transactions described in Exhibit G.

                         8.11. No Material Adverse Effect. Between the time of
execution of this Agreement and the Closing Date or the relevant Date of Delivery no event shall have occurred which has had or is reasonably likely to have a Material Adverse Effect.

                         8.12. Certificates. The Company will, on the Closing
Date and on each Date of Delivery, deliver to the Purchaser a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that, to each of such officer's knowledge, the representations and warranties of the Company set forth in this Agreement are true and correct as of such date and the conditions set forth in Sections 8.1, 8.2, 8.4, 8.10, 8.11,

8.14 and 8.15 of this Agreement have been met. The Company shall have furnished to the Purchaser such other documents and certificates as to the accuracy and completeness of any statement in the Offering Memorandum, the representations, warranties and statements of the Company contained herein, and the performance by the Company of its covenants contained herein, and the fulfillment of any conditions contained herein as of the Closing Date or any Date of Delivery as the Purchaser may reasonably request.

                         8.13. Regulatory Matters. Purchaser shall have received
all approvals from the OCC and any other regulatory agency having jurisdiction over Purchaser, necessary to consummate the transactions contemplated by this Agreement.

                         8.14. Consents. The Company shall have obtained in
writing all consents of third parties necessary to permit the consummation of the transactions contemplated by this Agreement and the Other Transaction Documents and no such consent shall contain any term or condition that Purchaser reasonably deems to be materially disadvantageous to the Company or Purchaser.

                         8.15. Related Party Indebtedness. At the Closing, the
Company shall have no outstanding indebtedness to Mego Financial Corp.

                         8.16. Documents. The Company shall have delivered to
Purchaser executed copies of the Purchase Agreements entered into with the Other Purchasers and all other agreements between the Company and any Other Purchasers or any holder of the Original Notes or the New Notes relating to the Offerings or the Recapitalization.

                         8.17. Additional Matters Relating to Option Shares. In
connection with the purchase by Purchaser of Option Shares, the Company shall deliver to the Purchaser on the Date of Delivery such documents as the Purchaser may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Option Shares and other matters related to the issuance of the Option Shares.

                         8.18. Additional Conditions. The obligations of
Purchaser hereunder are further subject to the satisfaction of each of the following conditions:

                                    (a) Certificate of Designation. The
         certificate of designation of the Series A Preferred Stock shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

                                    (b) Letter from FBR. FBR shall have
         delivered to Purchaser a letter in the form attached hereto as Exhibit
         H.

                                    (c) Warehouse Line Agreement. The Company
         and Sovereign Bank, a federally chartered savings bank ("Sovereign Bank") shall have entered into a Warehouse Line Agreement, which
         Agreement: (i) shall include, inter alia, the terms set forth in
         Exhibit I hereto, and (ii) shall otherwise have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

                                    (d) Flow Loan Purchase Agreement. The
         Company and Sovereign Bank shall have entered into a Flow Loan Purchase Agreement, which Agreement: (i) shall include, inter alia, the terms set forth in Exhibit J hereto, (ii) shall provide that the Company shall retain servicing rights with respect to all loans purchased in the Flow Loan Purchase Agreement, and (iii) shall otherwise have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

                                    (e) Right of First Refusal. The Company and
         Purchaser shall have entered into a Right of First Refusal Agreement, which Agreement: (i) shall include, inter alia, the terms set forth in Exhibit K hereto, and (ii) shall otherwise have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

                                    (f) Amendment of Placement Agreement. The
         Company and FBR shall have entered into an Amendment to the Placement Agreement under the terms of which the parties thereto agree that the fees to be paid to FBR shall be paid by the delivery of shares of Common Stock valued at $1.50 per share.

                                    (g) Agreements with FBR and Emanuel J.
         Friedman. Purchaser shall have entered into Agreements with each of FBR and Emanuel J. Friedman with respect to shares of Common Stock held by FBR in its investment account and by Emanuel J. Friedman under the terms of which Purchaser is granted a right of first refusal and a "tag along" right, which Agreements shall have been determined by Purchaser in the exercise of it sole and absolute discretion to be satisfactory in form and substance.

                                    (h) Employment and Non-Competition
         Agreements. The Company shall have entered into an Employment Agreement or other retention arrangement (including a 12 month covenant not to compete) with at least three of the four Company employees identified on Exhibit L hereto, which Agreements or other retention arrangement shall have been determined by Purchaser in its sole and absolute discretion to be satisfactory in form and substance.

                                    (i) Option Agreement. The Option Agreement
         shall have been executed by the Company and delivered to Purchaser and shall have been determined by Purchaser in its sole and absolute discretion to be satisfactory in form and substance.

                  Section 9. Conditions to Closing. The obligations of the Company hereunder are subject to (i) the accuracy of the representations and warranties on the part of the Purchaser in all material respects on the date hereof, at the Closing Date and at each Date of Delivery, and (ii) the performance by the Purchaser of its obligations hereunder in all material respects.

                  Section 10. Compliance with the Securities Act.

                         10.1. Information Available. So long as Purchaser holds
any shares of the Company's capital stock, the Company will furnish to each
Purchaser:

                                    (a) as soon as practicable after available,
         one copy of (i) its Annual Report to Shareholders, and (ii) if not included in substance in the Annual Report to Shareholders, its Annual Report on Form 10-K, and (iii) each of its Quarterly Reports to Shareholders and its Quarterly Reports on Form 10-Q, and

                                    (b) upon the reasonable request of
         Purchaser, all other information of a kind that is generally available to the public.

                         10.2. Legend Requirement. Purchaser hereby agrees that
the Shares and the Underlying Common Stock will be subject to Section 6.3 hereof and to that effect the following legend will appear on the Shares and any Underlying Common Stock until such time as the Company may deem such legend to be no longer required under the federal or state securities laws:

                  The Securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the "Act") and may have been issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The Securities represented by this certificate may not be offered, sold, transferred or otherwise disposed of in the United States or to, of for the account or benefit of, any "U.S. person" (as defined in Regulation S) unless registered under the Act or an exemption from the registration requirements of the Act is available.


                  Section 11. Broker's Fee. Purchaser acknowledges that the Company has advised it that the Company intends to pay FBR (the "Placement Agent"): (i) a fee (the "Offerings Fee") equal to 6.0% of the gross proceeds received from the sale of the shares of Common Stock (except for those shares sold to Emanuel J. Friedman) and Series A Preferred Stock sold in the Offerings and shares of Common Stock (except for those shares sold to Emanuel J. Friedman or his affiliates) sold in the Rights Offering; and (ii) a fee (the "Advisory Fee") of $1,000,000 as financial advisor in connection with the Recapitalization. Purchaser further acknowledges that the Company has advised it that the Offerings Fee is payable upon consummation of the Offerings in Common Stock valued at the Offering Price and the Advisory Fee is payable upon consummation of the Rights Offering in Common Stock valued at the Offering Price. Placement Agent shall not receive any fee in connection with the acquisition of shares of the Underlying Common Stock pursuant to the exercise by Purchaser of the Option. Purchaser further acknowledges that the Company has advised it that the Company has also agreed: (i) to reimburse the Placement Agent on request by the Placement Agent for the Placement Agent's out-of-pocket expenses, including, among other things, the fees and expenses of legal counsel; and (ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and other liabilities incurred in connection with the Offerings, and to contribute to payments the Placement Agent may be required to make in respect thereof. The parties hereto hereby represent that there are no other brokers or finders entitled to compensation in connection with the sale of the securities contemplated hereby.

                  Section 12. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by registered air mail, postage prepaid, or sent by facsimile transmission with a confirmation copy sent by registered mail, and shall be deemed given when so mailed:

                                    (a) if to the Company, to 1000 Parkwood
         Circle, Atlanta, Georgia 30339, Attention: Jeffrey S. Moore, or to such other person at such other place as the Company shall designate to the Purchaser in writing;

                                    (b) if to Purchaser, to 3601 MacCorkle
         Avenue, Charleston, West Virginia, Attention: Robert A. Henson, or at such other address or addresses as Purchaser may have furnished to the Company, with a copy to Hunton & Williams, 951 East Byrd Street, Richmond, Virginia 23219, Attention: Randall S. Parks; or

                                    (c) if to any transferee or transferees of
         Purchaser, at such address or addresses as shall have been furnished to the other parties hereto at the time of the transfer or transfers, or at such other address or addresses as may have been furnished by such transferee or transferees to the other parties hereto in writing.

                  Section 13. Amendments. No amendment, interpretation or waiver of any of the provisions of this Purchase Agreement shall be effective unless made in writing and signed by the parties to this Purchase Agreement.

                  Section 14. Headings. The headings of the sections, subsections and subparagraphs of this Purchase Agreement are used for convenience only and shall not affect the meaning or interpretation of the contents of this Purchase Agreement.

                  Section 15. Enforcement. The failure to enforce or to require the performance at any time of any of the provisions of this Purchase Agreement shall in no way be construed to be a waiver of such provisions, and shall not affect either the validity of this Purchase Agreement or any part hereof or the right of any party thereafter to enforce each and every provision in accordance with the terms of this Purchase Agreement.

                  Section 16. Governing Law. This Purchase Agreement and the relationships of the parties in connection with the subject matter of this Purchase Agreement shall be governed by and determined in accordance with the laws of the State of Georgia in the United States of America.

                  Section 17. Severability. If any severable provision of this Purchase Agreement is held to be invalid or unenforceable by any judgment of a tribunal of competent jurisdiction, the remainder of this Purchase Agreement shall not be affected by such judgment, and the Purchase Agreement shall be carried out as nearly as possible according to its original terms and intent.

                  Section 18. Counterparts. This Purchase Agreement may be executed in counterparts, all of which shall constitute one agreement, and each such counterpart shall be deemed to have been made, executed and delivered on the date set out at the head of this Purchase Agreement without regard to the dates or times when such counterparts may actually have been made, executed or delivered.

                  Section 19. Assignment. This Purchase Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of, as the case may be, and be enforceable by and against the parties hereto and their respective successors and assigns, but neither this Purchase Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives the day and year first above written.

                                   MEGO MORTGAGE CORPORATION

                                   By:   /s/ Jeff S. Moore
                                       ---------------------------------------
                                         Name:      Jeff S.Moore
                                         Title:     President and CEO

                                   CITY NATIONAL BANK OF WEST VIRGINIA

                                   By:   /s/ Robert A. Henson
                                       ---------------------------------------
                                         Name:      Robert A. Henson
                                         Title:     Chief Financial Officer

                                                                       EXHIBIT A

                 DRAFT OF OFFERING MEMORANDUM DATED JUNE 9, 1998

                                                                       EXHIBIT B

                     TERMS OF REGISTRATION RIGHTS AGREEMENT

         To be agreed upon prior to Closing and to include substantially the terms described in the Offering Memorandum.

                                                                       EXHIBIT C

                        TERMS OF SERIES A PREFERRED STOCK

To be agreed upon prior to closing and to include substantially the terms described in the Offering Memorandum.

                                                                       EXHIBIT D

                   TERMS OF BULK SERVICING PURCHASE AGREEMENT

         The Bulk Servicing Purchase Agreement shall provide that Purchaser will purchase all of the Company's mortgage servicing rights for ninety percent (90%) of the book value thereof as set forth on the books of the Seller as of the Closing Date, determined in accordance with GAAP and consistent with the valuation methodology used to calculate such book value in the Company's financial statements included in the Offering Memorandum.

                                                                       EXHIBIT E

                   TERMS OF FLOW SERVICING PURCHASE AGREEMENT

         The Flow Servicing Purchase Agreement shall have terms and conditions substantially similar, as appropriate, to those of the Bulk Servicing Purchase Agreement. In addition, it shall include the following specific terms:

               1. The Company will retain City Mortgage Services to service all mortgage loans originated or purchased by the Company after the Closing, in either case not sold on a servicing released basis.

               2. The servicing fee to City Mortgage Services for "125" loans will be 0.75% per annum of the principal amount of such loans serviced. The servicing fees for all other loans will be negotiated in good faith by the Company and City Mortgage Services with the intention of achieving an economic outcome for both the Company and City Mortgage Services proportionate to the sharing of servicing revenues represented by the fee for "125" loans. After the Company has retained City Mortgage Services to service loans with an aggregate initial principal balance of $1 billion, the Flow Servicing Purchase Agreement will terminate, unless renewed by mutual agreement.

               3. In consideration of the sale by the Company to the Purchaser of the servicing rights referred to in paragraph 2 and only after such time as $1 billion in servicing has been boarded and retained by City Mortgage Services, the Purchaser will grant to the Company an option expiring June 9, 2003 to acquire up to a 20% equity interest in City Mortgage Services for 90% of its fair market value, provided, that such option shall be exercisable only if equity interests in an entity created for the purpose of holding the assets of City Mortgage Services are sold by the Purchaser in a public or private offering or distributed to the shareholders of its parent company, City Holding Company. The Purchaser further agrees not to transfer a separate equity interest in City Mortgage Services prior to the option becoming exercisable without the consent of the Company.

               4. The Company and the Purchaser acknowledge that currently City Mortgage Services' servicing platform is operated as a division of the Purchaser and it is contemplated that this division will ultimately be a separate subsidiary or stand alone public corporation. The Company and the Purchaser agree that at that point in time, and subject to paragraph 3 above, the Company will have the option to purchase up to 20% of the City Mortgage Services servicing business at 90% of its fair market value. The Company may at its option exchange either cash or contribute its retained portion of the servicing fee or some combination of both to pay for its interest in the platform. This option shall terminate upon the termination of the Flow Servicing Purchase Agreement.

               5. It is further agreed that the Company may at its option choose to receive its portion of servicing as an accrual toward a potential purchase of up to 20% of the equity of the City Mortgage Services servicing platform prior to any actual sale. Should the Company elect this option, the Purchaser will maintain a record of fees retained in lieu of payment to the Company in order to track the accrual. At the time of any material transaction involving the servicing platform the accrual would be applied to the Company's purchase price or refunded to the Company in the event that the Company did not exercise its option to acquire an interest in the servicing platform.

                                                                       EXHIBIT F

                     JURISDICTIONS OF FOREIGN QUALIFICATION

             Arkansas                                         North Dakota
             Arizona                                          Nebraska
             California                                       New Hampshire
             Colorado                                         New Jersey
             Connecticut                                      Nevada
             District of Columbia                             New York
             Florida                                          Ohio
             Georgia                                          Oklahoma
             Iowa                                             Oregon
             Idaho                                            Pennsylvania
             Illinois                                         Rhode Island
             IndianaKansas                                    South Carolina
             Kentucky                                         South Dakota
             Louisiana                                        Tennessee
             Massachusetts                                    Texas
             Maryland                                         Utah
             Maine                                            Virginia
             Michigan                                         Vermont
             Minnesota                                        Washington
             Missouri                                         Wisconsin
             Mississippi                                     West Virginia
             Montana                                         Wyoming
             North Carolina

                                                                       EXHIBIT G

                               OTHER TRANSACTIONS

         The following documents are incorporated by reference:

                   1. Draft of the Preferred Stock Purchase Agreement between the Company and Sovereign, dated June 9, 1998, without attachments (attached).

                   2. The material terms of all of the transactions relating to the Recapitalization as described in the Offering Memorandum (attached as Exhibit A).

                                                                       EXHIBIT H

                         FBR LETTER RE: VOTING OF SHARES

               FRIEDMAN, BILLINGS, RAMSEY & COMPANY, INCORPORATED

                          1001 Nineteenth Street North

                            Arlington, Virginia 22209

                                  June __, 1998

City National Bank of West Virginia
3601 MacCorkle Avenue, S.E.
Charleston, West Virginia  25304

Gentlemen:

To induce City National Bank of West Virginia to enter into the Preferred Stock Purchase Agreement (the "Agreement"), of even date herewith, between it and Mego Mortgage Corporation (the "Company"), we agree to vote all of the shares of the Company's voting stock held by us from time to time for the election of your nominees to serve on the Company's Board of Directors pursuant to Section 5.19 of the Agreement.

                                    FRIEDMAN, BILLINGS, RAMSEY & COMPANY,
                                         INCORPORATED

                                    By:________________________________
                                        Name:
                                        Title:

                                                                       EXHIBIT I

                        TERMS OF WAREHOUSE LINE AGREEMENT

                            See attached term sheet.

                                                                       EXHIBIT J

                      TERMS OF FLOW LOAN PURCHASE AGREEMENT

                  See attached term sheet.

                                                                       EXHIBIT K

                    TERMS OF RIGHT OF FIRST REFUSAL AGREEMENT

         Prior to entering into any Acquisition Agreement (as defined below), the Company will proceed as follows:

               1) The Company will advise Purchaser and Sovereign in writing of the price and all other essential terms and conditions under which it would be willing to enter into an Acquisition Agreement with either Purchaser or Sovereign (the "Notice").

               2) Purchaser and Sovereign shall each within ten (10) days following receipt of the Notice advise the Company in writing whether or not it is willing to enter into an Acquisition Agreement with the Company at the price and on the other terms and conditions set forth in the Notice. In the event that only one of Purchaser and Sovereign advises the Company that it is willing to enter into such an Acquisition Agreement, the Company and the interested party shall negotiate in good faith with a view toward the execution of a legally binding Acquisition Agreement.

               3) In the event that both Purchaser and Sovereign advise the Company that they are willing to enter into such an Acquisition Agreement with the Company at the price and on the other terms and conditions set forth in the Notice, the Company shall negotiate in good faith with each of Purchaser and Sovereign with a view toward the execution of a legally binding Acquisition Agreement with the party which offers terms most favorable to the Company. The Company's decision as to which party's terms are most favorable shall, if made in good faith, be final and binding upon Purchaser and Sovereign.

               4) In the event that each of Purchaser and Sovereign advises the Company that it is not willing to enter into an Acquisition Agreement with the Company at the price and on the terms and conditions set forth in the Notice, or fails to advise the Company of its intentions within the ten (10) day period referred to in Paragraph 2 above, the Company shall be free for a period of ninety (90) days following the expiration of such ten (10) day period to enter into an Acquisition Agreement with a third party at a price and on other terms and conditions no more favorable to such third party than those set forth in the Notice; provided, however that the Company shall forward to Purchaser and to Sovereign a complete copy of the Acquisition Agreement as negotiated with such third party at least five (5) business days before it is signed.

               5) In the event that the Company does not enter into an Acquisition Agreement with a third party within the ninety
                    (90) day period referred to in Paragraph 4 above, the Company must once again follow the procedure set forth herein prior to entering into an Acquisition Agreement with any third party.

               6) As used herein, the term "Acquisition Agreement" shall mean an agreement which contemplates: (A) a merger, consolidation or similar transaction involving the Company or any of its subsidiaries (other than transactions solely between the Company's subsidiaries and transactions involving the Company or any subsidiary in which the voting securities of the Company outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into securities of the surviving entity or the parent thereof) at least 75% of the combined voting power of the voting securities of the surviving entity or the parent thereof outstanding immediately after the consummation of the transaction), (B) the disposition, by sale, lease, exchange or otherwise, other than in the ordinary course of business, of assets of the Company or any of its subsidiaries representing in either case 50% or more of the consolidated assets of the Company and its subsidiaries, or
                    (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 50% or more of the voting power of the Company or any of its subsidiaries.

               7) The foregoing right of first refusal shall expire automatically: (i) as to Purchaser on the 7% Termination Date as defined in Section 5.19 of this Agreement, (ii) as to Sovereign on the 7% Termination Date as defined in
                    Section 5.19 of the Purchase Agreement entered into by the Company with Sovereign, and (iii) as to both Purchaser and Sovereign when the Company enters into an Acquisition Agreement with Purchaser, Sovereign or a third party after having duly followed the procedures set forth herein.

                                                                       EXHIBIT L

         LIST OF EMPLOYEES REQUIRED TO ENTER INTO EMPLOYMENT AGREEMENTS

An Employment Agreement or other retention arrangement (including a 12 month covenant not to compete) shall be entered into with at least three of the following four Company employees:

                                John R. Kostelich
                                  David Viduna
                              Forrest P. Young, Jr.
                                  Gregg Delong

                                                                       EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (this "Agreement") is made and entered into as of June 29, 1998 by and between Mego Mortgage Corporation, a Delaware corporation (the "Company"), and City National Bank of West Virginia, a national banking association ("City"), in connection with the purchase of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") in the transactions comprising the Company's Recapitalization (as defined below).

         WHEREAS, the Company is engaging in a plan of recapitalization (the "Recapitalization") which includes the following: (i) a private offering (the "Common Stock Offering") of shares of its common stock, par value $.01 (the "Common Stock"); (ii) a private offering (the "Series A Preferred Stock Offering") by the Company of shares of its Series A Preferred Stock; and (iii) an offer occurring concurrently with the Common Stock Offering and the Series A Preferred Stock Offering (together, the "Offerings") and as a condition thereto to exchange shares of Series A Preferred Stock and/or new 12 1/2% Subordinated Notes Due 2001 (the "New Notes") of the Company or a combination thereof, subject to certain limitations, for any and all of the Company's outstanding 12 1/2% Senior Subordinated Notes Due 2001 of the Company, subject to certain conditions (the "Exchange Offer");

         WHEREAS, the Company has entered into a Placement Agreement dated as of June 9, 1998 (the "Placement Agreement"), with Friedman, Billings, Ramsey & Co., Inc. ("FBR"), a Virginia corporation, pursuant to which FBR will act as placement agent in connection with the issue and sale of the Common Stock, and Series A Preferred Stock;

         WHEREAS, the Company has entered into various Purchase Agreements (each a "Purchase Agreement") with certain purchasers of Common Stock and Series A Preferred Stock in conjunction with the Offerings, including, but not limited to, a Purchase Agreement with City pursuant to which City will purchase 10,000 shares of Series A Preferred Stock and be granted an Option ("City Option") to purchase 6,666,667 shares of Common Stock; and

         WHEREAS, as an incentive to induce investors to participate in the Recapitalization, the Company has agreed to provide registration rights to holders of Common Stock acquired in the Offerings, including, but not limited to, shares of Common Stock underlying the Series A Preferred Stock and the shares of Common Stock issuable pursuant to the City Option(such shares of Common Stock are referred to herein as the "Securities" and each share of such Common Stock is referred to herein as a "Security").


         NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by all parties hereto, the parties, intending to be legally obligated, hereby agree as follows:


SECTION 1.        DEFINITIONS

         As used in this Agreement, the following capitalized terms shall have the following meanings:

         "Act":  The Securities Act of 1933, as amended.

         "Broker-Dealer": Any broker or dealer registered as such under the Exchange Act.

         "Closing Date":  The date of this Agreement.

         "Commission" or "SEC": The United States Securities and Exchange Commission.

         "DTC":  The Depository Trust Company.

         "Exchange Act":  The Securities Exchange Act of 1934, as amended.

         "Indemnified Holder":  As defined in Section 6(a) hereof.

         "NASD":  National Association of Securities Dealers, Inc.

         "Person": An individual, partnership, corporation, trust or unincorporated organization, or a government or an agency, authority or political subdivision thereof.

         "Prospectus": The prospectus included in a Registration Statement, as amended or supplemented, including post-effective amendments, therein.

         "Registration Default":  As defined in Section 3 hereof.

         "Resale Filing Deadline":  As defined in Section 2 hereof.

         "Resale Registration Statement":  As defined in Section 2 hereof.

         "Securities":  As defined in the preamble hereto.

         "City Option" As defined in the preamble hereto.

         "Transfer Restricted Securities": Each share of Security until the earliest to occur of (a) the date on which such Security has been effectively registered under the Act and disposed of in accordance with a Resale Registration Statement or such other applicable registration statement or (b) the date on which such Security is available for resale without restriction to the public pursuant to Rule 144 under the Act or by a Broker-Dealer pursuant to the "Plan of Distribution" contemplated in the Resale Registration Statement.


         "Underwritten Registration" or "Underwritten Offering": An offering in which securities of the Company are sold to an underwriter for reoffering to the public pursuant to an effective registration statement filed with the Commission.


SECTION 2.        RESALE REGISTRATION STATEMENT

         (a)      Registration.  The Company shall:

                  (i) cause to be filed one or more registration statements on Form S-1, S-2, S-3 or S-4, if the use of such form is then available (each a "Resale Registration Statement") pursuant to Rule 415 under the Act, on or prior to September 16, 1998 (the "Resale Filing Deadline"), which Resale Registration Statements shall provide for resales of all Transfer Restricted Securities, the holders of which shall have provided the information required pursuant to Section 2(b) hereof; and

                  (ii) use its reasonable best efforts to cause such Resale Registration Statements to be declared effective by the Commission on or before the 180th day after the Closing Date.

The Company shall use its reasonable best efforts to keep such Resale Registration Statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of Securities by the holders of Transfer Restricted Securities entitled to the benefit of this

Section 2(a), and to ensure that it conforms with the requirements of this Agreement, the Act and the policies, rules and regulations of the Commission as announced from time to time, until the earlier of (i) a period of at least two years following the Closing Date or (ii) the date on which all Transfer Restricted Securities may be sold without restriction.

         (b) Provision by City of Certain Information in Connection with the Shelf Registration Statement. City may not include any of its Transfer Restricted Securities in any Resale Registration Statement pursuant to this Agreement unless and until City furnishes to the Company in writing, within 20 business days after receipt of a request therefor, such information as the Company may reasonably request for use in connection with any Resale Registration Statement or Prospectus or preliminary Prospectus included therein. City shall not be entitled to Liquidated Damages pursuant to Section 3 hereof unless and until City shall have used its best efforts to provide all such reasonably requested information. City agrees to promptly furnish to the Company any and all information relating to a Resale Registration Statement required to be disclosed in such Resale Registration Statement in order to make the information previously furnished to the Company by City not materially misleading.


SECTION 3.        LIQUIDATED DAMAGES

         Subject to the provisions of Section 2(b) hereof, if (i) the applicable Resale Registration Statements required by this Agreement are is not filed with the Commission on or prior to the date specified for such filing in this Agreement or (ii) any Resale Registration Statement required by this Agreement is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose without being restored to effectiveness by amendment or otherwise within thirty (30) business days or succeeded immediately by an additional Resale Registration Statement that cures such failure and that is itself immediately declared effective within thirty
(30) business days (each such event referred to in clauses (i) and (ii), a "Registration Default"), the Company shall pay liquidated damages to City with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal to $.05 per Security per week. The amount of the liquidated damages shall increase by an additional $.05 per week with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages of $.50 per share per week. All accrued liquidated damages shall be paid to City by the Company by wire transfer of immediately available funds or by federal funds check on the 91st day following the occurrence of a Registration Default. Following the cure of all Registration Defaults relating to any particular Transfer Restricted Securities, the accrual of liquidated damages with respect to such Transfer Restricted Securities will cease.

         All obligations of the Company set forth in the preceding paragraph that are outstanding with respect to any Transfer Restricted Security at the time such Security ceases to be a Transfer Restricted Security shall survive until such time as all such obligations with respect to such Security shall have been satisfied in full.


SECTION 4.        REGISTRATION PROCEDURES

         (a) Resale Registration Statement. In connection with each Resale Registration Statement, the Company shall comply with all the provisions of
Section 4(b) below and shall use all reasonable efforts to effect such registration to permit the sale of the Transfer Restricted Securities being sold in accordance with the intended methods thereof. In this regard pursuant thereto the Company will, by September 16, 1998, prepare and file with the Commission a Registration Statement relating to the registration on any appropriate form under the Act, which form shall be available for the sale of the Transfer Restricted Securities in accordance with such intended methods of resale.

         (b) General Provisions. In connection with any Resale Registration Statement and any Prospectus required by this Agreement to permit the sale or resale of Transfer Restricted Securities (including, without limitation, any Registration Statement and the related Prospectus required to permit resales of the Securities by Broker-Dealers), the Company shall:

                  (i) use its reasonable best efforts to keep such Registration Statement continuously effective and provide all requisite financial statements for the period specified in Section 2 of this Agreement, and upon the occurrence of any event that would cause any such Registration Statement or the Prospectus contained therein (A) to contain a material misstatement or omission or (B) not to be effective and usable for resale of Transfer Restricted Securities during the period required by this Agreement, the Company shall file promptly, and as appropriate, an amendment or supplement to such Registration Statement, in the case of clause (A), correcting any such misstatement or omission, and, in the case of either clause (A) or (B), use its reasonable best efforts to cause such amendment to be declared effective and such Registration Statement and the related Prospectus to become usable for their intended purpose(s) as soon as practicable thereafter;

                  (ii) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective for the applicable period set forth in Section 2 hereof or such shorter period as will terminate when all Transfer Restricted Securities covered by such Registration Statement cease to be Transfer Restricted Securities; cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Act in a timely manner, and reasonably assist City in complying with the provisions of the Act with respect to the disposition of all Securities covered by such Registration Statement during the applicable period in accordance with the intended method of methods of distribution by the sellers thereof set forth in such Registration Statement or supplement to the Prospectus;

                  (iii) advise the underwriter(s), if any, and City promptly and, if requested by such Persons in writing, to confirm such advice in writing, (A) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to any Registration Statement or any post-effective amendment thereto, when the same has become effective, (B) of any request by the Commission for amendments to the Registration Statement or amendments or supplements to the Prospectus or for additional information relating thereto, (C) of the issuance by the Commission of any stop order or other order or action suspending the effectiveness of the Registration Statement under the Act or of the suspension by any state securities or Blue Sky commission of the exemption, qualification or registration of the Transfer Restricted Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes, or (D) of the existence of any fact or the happening or any event that makes any statement of a material fact made in the Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein untrue, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make the statements therein not misleading. If at any time the Commission shall issue any stop order or other order or take other action suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the exemption, qualification or registration of the Transfer Restricted Securities under state securities or Blue Sky laws, the Company shall use all reasonable efforts to obtain the withdrawal or lifting of such order at the earliest possible time;

                  (iv) furnish to City and each of the underwriter(s), if any, before filing with the Commission, copies of any Registration Statement or any Prospectus included therein or any amendments or supplements to any such Registration Statement or Prospectus (including all documents incorporated by reference after the initial filing of such Registration Statement), which documents will be subject to the review of City and the underwriter(s), if any, for a period of at least five business days, and the Company will not file any such Registration Statement or Prospectus or any amendment or supplement to any such Registration Statement or Prospectus (including all such documents incorporated by reference) to which City or the underwriter(s), if any, shall reasonably object within five business days after the receipt thereof. City or the underwriter, if any, shall be deemed to have reasonably objected to such filing if such Registration Statement, amendment, Prospectus or supplement, as applicable, as proposed to be filed, contains a material misstatement or omission;

                  (v) make available at reasonable times and upon reasonable notice for inspection by City, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant retained by City or any of the underwriter(s), all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's' officers, directors and employees to supply all information reasonably requested by City, or any underwriter, attorney or accountant in connection with such Registration Statement subsequent to the filing thereof and prior to its effectiveness;

                  (vi) if requested by City or the underwriter(s), if any, promptly incorporate in any Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as City and the underwriter(s), if any, may reasonably request to have included therein, provided such information is usual and customary in such a document, including, without limitation, information relating to the "Plan of Distribution" of the Transfer Restricted Securities, information with respect to the principal amount of Transfer Restricted Securities being sold to such underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Transfer Restricted Securities to be sold in such offering; and make all required filings of such Prospectus supplement or post-effective amendment as soon as practicable after the Company is notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

                  (vii) furnish to City and each of the underwriter(s), if any, without charge, one copy of the Registration Statement, as first filed with the Commission, and of each amendment thereto, including all documents incorporated by reference therein and all exhibits;

                  (viii) deliver to City and each of the underwriter(s), if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons reasonably may request; and the Company hereby consents to the use of the Prospectus and any amendment or supplement thereto (other than in those states or jurisdictions in which the Company has not complied with or satisfied the requirements of the relevant "blue sky" securities laws) by City and each of the underwriter(s), if any, in connection with the offering and the sale of the Transfer Restricted Securities covered by the Prospectus or any amendment or supplement thereto;

                  (ix) enter into such agreements (including an underwriting agreement), and make such representations and warranties, and take all such other actions in connection therewith in order to expedite or facilitate the disposition of the Transfer Restricted Securities pursuant to any Registration Statement contemplated by this Agreement, to the extent reasonably and customary in this type of offering and as may be reasonably requested by City or any underwriter in connection with any sale or resale pursuant to any Registration Statement contemplated by this Agreement; and if the registration is an Underwritten Registration, the Company shall:

                           (A) furnish to City and each underwriter, if any, in
                  such substance and scope as they may request and as are customarily made by issuers to underwriters in primary underwritten offerings, upon the date of the effectiveness of the Resale Registration Statement:

                                    (1) a certificate, dated the date of
                           effectiveness of the Resale Registration Statement, as the case may be, signed by (i) the President or any Vice President and (ii) a principal financial or accounting officer of the Company, confirming, as of the date thereof, the matters set forth in paragraph
                           (c) of Section 5 of the Placement Agreement and such other matters as such parties may reasonably request;

                                    (2) an opinion, dated the date of
                           effectiveness of the Resale Registration Statement, as the case may be, of counsel for the Company, covering the matters set forth in paragraph (a) of
                           Section 5 of the Placement Agreement and such other matters as such parties may reasonably request, and in any event including a statement to the effect that such counsel has participated in conferences with officers and other representatives of the Company, representatives of the independent public accountants for the Company, City's representatives and City's counsel in connection with the preparation of such Registration Statement and the related Prospectus and have considered the matters required to be stated therein and the statements contained therein, although such counsel has not independently verified the accuracy, completeness or fairness of such statements; and that such counsel advises that, on the basis of the foregoing, no facts came to such counsel's attention that caused such counsel to believe that the applicable Registration Statement, at the time such Registration Statement or any post-effective amendment thereto become effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus contained in such Registration Statement as of its date, an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, such counsel may state further that such counsel assumes no responsibility for, and has not independently verified, the accuracy, completeness or fairness of the financial statements, notes and schedules and other financial data included in any Registration Statement contemplated by this Agreement or the related Prospectus; and

                                    (3) a customary comfort letter, dated as of
                           the date of effectiveness of the Resale Registration Statement, as the case may be, from the Company's independent accountants, in the customary form and covering matters of the type customarily covered in comfort letters by underwriters in connection with primary underwritten offerings, and affirming the matters set forth in the comfort letters delivered pursuant to Section 5(b) of the Placement Agreement, without exception;

                           (B) set forth in full or incorporate by reference in
                  the underwriting agreement, if any, the indemnification provisions and procedures of Section 6 hereof with respect to all parties to be indemnified pursuant to said Section; and

                           (C) deliver such other documents and certificates as
                  may be reasonably requested by such parties to evidence compliance with clause (A) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company pursuant to this clause
                  (ix), if any.

                  If at any time the representations and warranties of the Company contemplated in clause (A)(1) above cease to be true and correct, the Company promptly shall so advise City and the underwriter(s), if any, if requested by such Persons, shall confirm such advice in writing;

                  (x) prior to any public offering of Transfer Restricted Securities, cooperate with City, the underwriter(s), if any, and their respective counsel in connection with the registration and qualification of the Transfer Restricted Securities under the securities or Blue Sky and securities laws of such jurisdictions as City or underwriter(s) may reasonably request and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Transfer Restricted Securities covered by the Resale Registration Statement; provided, that the Company shall not be required to register or qualify as a foreign corporation where it is not now so qualified or to take any action that would subject it to the service of process in suits or to taxation, other than as to matters and transactions relating to the Registration Statement, in any jurisdiction where it is not now so subject;

                  (xi) cooperate with City and the underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold and not bearing any restrictive legends; and enable such Transfer Restricted Securities to be in such denominations and registered in such names as City or the underwriter(s), if any, may reasonably request at least two business days prior to any sale of Transfer Restricted Securities made by such underwriter(s);

                  (xii) use its reasonable best efforts to cause the Transfer Restricted Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable City or the underwriter(s), if any, to consummate the disposition of such Transfer Restricted Securities, subject to the proviso contained in paragraph (x) above;

                  (xiii) if any fact or event contemplated by paragraph
         (b)(iii)(D) above shall exist or have occurred, prepare a supplement or post-effective amendment to the Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Transfer Restricted Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

                  (xiv) provide a CUSIP number for Transfer Restricted Securities not later than the effective date of the Registration Statement and provide City with printed certificates for the Transfer Restricted Securities which are in a form satisfactory to City;

                  (xv) cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter (including any "qualified independent underwriter") that is required to be retained in accordance with the rules and regulations of the NASD, and use its reasonable best efforts to cause such Registration Statement to become effective and approved by such governmental agencies or authorities as may be necessary to enable City to consummate the disposition of such Transfer Restricted Securities;

                  (xvi) otherwise comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, as soon as practicable, a consolidated earnings statement meeting the requirements of Rule 158 (which need not be audited) for the twelve-month period (A) commencing at the end of any fiscal quarter in which Transfer Restricted Securities are sold to underwriters in a firm or best efforts underwritten offering or (B) if not sold to underwriters in such an offering, beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement;

                  (xvii) cause all Transfer Restricted Securities covered by the Registration Statement to be listed on each securities exchange or market, if applicable, on which similar securities issued by the Company are then listed; and

                  (xviii) provide promptly to City, as long as it remains a stockholder of the Company, upon request each document filed with the Commission pursuant to the requirements of Sections 13, 14 and 15 of the Exchange Act for a period of three years from the Closing Date.

         City agrees by acquisition of a Transfer Restricted Security that, upon receipt of any notice from the Company of the existence of any fact of the kind described in Section 4(b)(iii)(D) hereof, City will forthwith discontinue disposition of Transfer Restricted Securities pursuant to the applicable Registration Statement until City's receipt of the copies of the supplemented or amended Prospectus, or until it is advised in writing (the "Advice") by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus. If so directed by the Company, City will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in City's possession, of the Prospectus covering such Transfer Restricted Securities that was current immediately prior to the time of receipt of such notice. In the event the Company shall give any such notice, the time period regarding the effectiveness of such Registration Statement set forth in Section 2, shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to Section 4(b)(iii)(D) hereof to and including the date when City shall have received the copies of the supplemented or amended Prospectus or shall have received the Advice.

SECTION 5.        REGISTRATION EXPENSES

         (a) All expenses incident to the Company's performance of or compliance with this Agreement will be borne by the Company, as the case may be, regardless of whether a Registration Statement becomes effective, including without limitation: (i) all registration and filing fees and expenses (including filings made by City with the NASD (and, if applicable, the fees and expenses of any "qualified independent underwriter" and its counsel that may be required by the
NASD)); (ii) all fees and expenses of compliance with federal securities, foreign securities and state Blue Sky or securities laws; (iii) all expenses of printing (including the printing of Prospectuses), messenger and delivery services and telephone incurred by the Company; (iv) all fees and disbursements of counsel for the Company and, subject to Section 5(b) below, City; (v) all application and filing fees in connection with listing the Securities on a national securities exchange or automated quotation system pursuant to the requirements hereof; (vi) all fees and disbursements of independent certified public accountants of the Company (including the expenses of any special audit and comfort letters required by or incident to such performance); and (vii) all fees and charges of the Rating Agencies, if any; provided, that the Company will not bear certain personal expenses of City, including, underwriting discounts, commissions, and messenger and delivery services and telephone expenses incurred by City.

         The Company will, in any event, bear its internal expense (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit, all trustee and Rating Agency fees and charges and the fees and expenses of any Person, including special experts, retained by the Company.

         (b) In connection with any Registration Statement required by this Agreement (including, without limitation, the Resale Registration Statement), the Company will reimburse City, as applicable, for the reasonable fees and disbursements of not more than one counsel as may be chosen by City.


SECTION 6.        INDEMNIFICATION

         (a) The Company shall indemnify and hold harmless (i) City and (ii) each person, if any, who controls (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act) City (any of the persons referred to in this clause (ii) being hereinafter referred to as a "Controlling Person") and (iii) the respective officers, directors, partners, employees, representatives and agents of City or any Controlling Person (any person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as an "Indemnified Holder"), to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including without limitation, reimbursement of all reasonable costs of investigating, preparing, pursuing or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and charges of counsel), directly or indirectly caused by, related to, based upon, arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (or any amendment or supplement thereto), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by an untrue statement or omission or alleged untrue statement or omission that is made in reliance upon and in conformity with information relating to City furnished in writing to the Company by City or any counsel or agent of City expressly for use therein.

         In case any action or proceeding (including any governmental or regulatory investigation or proceeding) shall be brought or asserted against any Indemnified Holder with respect to which indemnity may be sought against the Company, such Indemnified Holder (or the Indemnified Holder controlled by such controlling person) shall promptly notify the Company in writing (provided, that the failure to give such notice shall not relieve the Company of its obligations pursuant to this Agreement unless and to the extent materially and adversely affected). Such Indemnified Holder shall have the right to employ its own counsel in any such action and the fees and expenses of such counsel shall be paid, as incurred, by the Company (regardless of whether it is ultimately determined that an Indemnified Holder is not entitled to indemnification hereunder); provided, that if the Indemnified Holder is not successful and it is determined that such Indemnified Holder is not entitled to indemnification hereunder, then such Indemnified Holder shall reimburse the Company for all monies advanced by the Company to which such Indemnified Holder was not entitled. The Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for such Indemnified Holders, which firm shall be designated by the holders of a majority of the shares of Common Stock, or Securities that are subject to, or affected by, such action or proceeding. The Company shall not be liable for any settlement of any such action or proceeding effected without the Company's prior written consent, which consent shall not be withheld unreasonably, and subject to the limitation contained in the prior paragraph, the Company will indemnify and hold harmless any Indemnified Holder from and against any loss, claim, damage, liability or expense by reason of any settlement of any action effected with the prior written consent of the Company. The Company shall not, without the prior written consent of each Indemnified Holder, settle or compromise or consent to the entry of judgment in or otherwise seek to terminate any pending or threatened action, claim, litigation or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not any Indemnified Holder is a party thereto), unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Holder from all liability arising out of such action, claim, litigation or proceeding.

         (b) City agrees to indemnify and hold harmless the Company, and its respective directors, officers and any person controlling (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act) the Company, and the respective officers, directors, partners, employees, representatives and agents of each such person, to the same extent as the foregoing indemnity from the Company to each of the Indemnified Holders, but only with respect to claims and actions based on information relating to City furnished in writing by City expressly for use in any Registration Statement. In case any action or proceeding shall be brought against the Company or its directors or officers or any such controlling person in respect of which indemnity may be sought against City, City shall have the rights and duties given the Company and the Company or its directors or officers or such controlling person shall have the rights and duties given to each Indemnified Holder by the preceding paragraph. In no event shall the liability of City hereunder be greater in amount than the dollar amount of the net proceeds received by City upon the sale of the Restricted Securities giving rise to such indemnification obligation.

         (c) If the indemnification provided for in this Section 6 is unavailable to an indemnified party under Section 6(a) or Section 6(b) hereof (other than by reason of the exceptions provided therein) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand, and City on the other hand from their purchase of Transfer Restricted Securities or if such allocation is not permitted by applicable law, the relative fault of the Company on the one hand and of the Indemnified Holder on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand, and of the Indemnified Holder on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Indemnified Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in the second paragraph of Section 6(a), any legal or other fees, expenses or charges reasonably incurred by such party in connection with investigating or defending any action or claim.

         The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

SECTION 7.        RULE 144

         The Company hereby agrees with City, for so long as any Transfer Restricted Securities remain outstanding, to make available to City in connection with any sale thereof and any prospective purchaser of such Transfer Restricted Securities from City, the information required by Rule 144 under the Act in order to permit resales of such Transfer Restricted Securities pursuant to Rule 144.


SECTION 8.        PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

         City may not participate in any Underwritten Registration hereunder unless City (a) agrees to sell City's Transfer Restricted Securities on the basis provided in any underwriting arrangements provided by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up letters and other documents required under the terms of such underwriting arrangements.


SECTION 9.        SELECTION OF UNDERWRITERS

         City as a holder of Transfer Restricted Securities covered by the Resale Registration Statement may sell such Transfer Restricted Securities in an Underwritten Offering. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities included in such offering; provided, that such investment bankers and managers must be reasonably satisfactory to the Company.


SECTION 10.       MISCELLANEOUS

         (a) Remedies. The Company agrees that monetary damages (including the liquidated damages contemplated hereby) would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate.

         (b) No Inconsistent Agreements. The Company will not, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to City in this Agreement or otherwise conflicts with the provisions hereof. The Company has not previously entered into any agreement granting any registration rights with respect to its securities to any Person, except as contemplated in the Offering Memorandum. The rights granted to City hereunder do not in any way breach or conflict with and are not inconsistent with the rights granted to the holders of the Company's securities under any agreement in effect on the date hereof.

         (c) Adjustments Affecting the Securities. The Company will not take any action, or permit any change to occur, with respect to the Securities that would materially and adversely affect the ability of City to resell such Securities.

         (d) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given unless in writing from both parties.

         (e) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, first-class or certified mail, telex, telecopier, or reliable overnight delivery service:

                  (i)      If to City:

                                   CITY NATIONAL BANK OF WEST VIRGINIA
                                   3601 McCorkle Avenue
                                   Charleston, West Virginia 25304-1498
                                   Telecopier No.:  (304) 769-1111

                                   Attention: Robert A. Henson

Attention:
                  (ii)     If to the Company:

                                   MEGO MORTGAGE CORPORATION
                                   Fifth Floor
                                   1000 Parkwood Circle
                                   Atlanta, Georgia  30339
                                   Telecopier No.:  (800) 694-6346

                                   Attention:  Edward B. Meyercord


         All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if sent via a reliable overnight delivery service.

         (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Transfer Restricted Securities.

         (g) Counterparts. This Agreement may be executed in any number of counterparts, by the parties hereto, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         (h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         (i) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA, WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF.

         (j) Severability. In the event that any one or more of the provisions contained herein, or the application thereof, in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

         (k) Entire Agreement. This Agreement together with the Purchase Agreement, and the Placement Agreement (as defined in the Purchase Agreement) is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Company with respect to the Transfer Restricted Securities. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                             MEGO MORTGAGE CORPORATION


                             By: /s/ Jeffrey S. Moore
                                -----------------------------------------------
                                  Name:  Jeffrey S. Moore
                                  Title:  President and Chief Executive Officer


                             CITY NATIONAL BANK OF WEST VIRGINIA


                             By: /s/ Robert A. Henson
                                -----------------------------------------------
                                  Name:  Robert A. Henson
                                  Title:    Chief Financial Officer

                                                                       EXHIBIT C

                        RIGHT OF FIRST REFUSAL AGREEMENT

         This Right of First Refusal Agreement (the "Agreement") is made as of June 29, 1998, by and among City National Bank of West Virginia, a national banking association, with its principal offices at 3601 MacCorkle Avenue, Charleston, West Virginia ("City"), Sovereign Bancorp, Inc., a Pennsylvania corporation, with its principal offices at 1130 Berkshire Boulevard, P.O. Box 12646, Reading, Pennsylvania 19612 ("Sovereign"), and Mego Mortgage Corporation (the "Company"), a Delaware corporation, with its principal offices at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia.

         WHEREAS, the Company has entered into a Preferred Stock Purchase Agreement dated as of June 9, 1998 with City (the "City Agreement");



                  WHEREAS, the Company has entered into a Preferred Stock Purchase Agreement dated as of June 9, 1998 with Sovereign (the "Sovereign Agreement"); and



                  WHEREAS, the City Agreement and the Sovereign Agreement both require as a condition to closing the execution of a right of first refusal agreement by and among the Company, City and Sovereign;



         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:


Section 1. Definitions.

     A.   "Acquisition Agreement" shall mean an agreement which provides for:
          (i) a merger, consolidation or similar transaction involving the Company or any of its subsidiaries (other than transactions solely between the Company's subsidiaries and between the Company and one or more subsidiaries and transactions involving the Company or any subsidiary in which the voting securities of the Company outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into securities of the surviving entity or the parent thereof) at least 75% of the combined voting power of the voting securities of the surviving entity or the parent thereof outstanding immediately after the consummation of the transaction),

          (ii) the disposition, by sale, lease, exchange or otherwise, other than in the ordinary course of business, of assets of the Company or any of its subsidiaries representing in either case 50% or more of the consolidated assets of the Company and its subsidiaries, or (iii) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 50% or more of the voting power of the Company or any of its subsidiaries.


                  Section 2. Right of First Refusal. Prior to entering into any Acquisition Agreement, the Company will proceed as follows:


     A. The Company will advise City and Sovereign in writing of the price and all other essential terms and conditions under which it would be willing to enter into an Acquisition Agreement with either City or Sovereign (the "Notice").


     B. City and Sovereign shall each within ten (10) days following receipt of the Notice advise the Company in writing whether or not it is willing to enter into an Acquisition Agreement with the Company at the price and on the other terms and conditions set forth in the Notice. In the event that only one of City and Sovereign advises the Company that it is willing to enter into such an Acquisition Agreement, the Company and the interested party shall negotiate in good faith with a view toward the execution of a legally binding Acquisition Agreement.


     C. In the event that both City and Sovereign advise the Company that they are willing to enter into such an Acquisition Agreement with the Company at the price and on the other terms and conditions set forth in the Notice, the Company shall negotiate in good faith with each of City and Sovereign with a view toward the execution of a legally binding Acquisition Agreement with the party which offers terms most favorable to the Company. The Company's decision as to which party's terms are most favorable shall, if made in good faith, be final and binding upon City and Sovereign.


     D. In the event that each of City and Sovereign advises the Company that it is not willing to enter into an Acquisition Agreement with the Company at the price and on the terms and conditions set forth in the Notice, or fails to advise the Company of its intentions within the ten (10) day period referred to in Paragraph B above, the Company shall be free for a period of ninety (90) days following the expiration of such ten (10) day period to enter into an Acquisition Agreement with a third party at a price and on other terms and conditions no more favorable to such third party than those set forth in the Notice; provided, however that the Company shall forward to City and to Sovereign a complete copy of the Acquisition Agreement as negotiated with such third party at least five (5) business days before it is signed.

     E. In the event that the Company does not enter into an Acquisition Agreement with a third party within the ninety (90) day period referred to in Paragraph D above, the Company must once again follow the procedure set forth herein prior to entering into an Acquisition Agreement with any third party.


     F. The foregoing right of first refusal shall expire automatically: (i) as to City on the 7% Termination Date as defined in Section 5.19 of the City Agreement, (ii) as to Sovereign on the 7% Termination Date as defined in Section 5.19 of the Sovereign Agreement, and (iii) as to both City and Sovereign when the Company enters into an Acquisition Agreement with City, Sovereign or a third party after having duly followed the procedures set forth herein.



                  Section 3. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by registered air mail, postage prepaid, or sent by facsimile transmission with a confirmation copy sent by registered mail, and shall be deemed given when so mailed:


     A.   if to the Company, to 1000 Parkwood Circle, Atlanta, Georgia 30339,
          Attention: Jeffrey S. Moore, or to such other person at such other place as the Company shall designate to the Purchaser in writing;


     B.   if to City, to 25 Gatewater Road, Cross Lanes, West Virginia 25313,
          Attention: Robert A. Henson, Chief Financial Officer, or at such other address or addresses as City may have furnished to the Company, with a copy to Hunton & Williams, 951 East Byrd Street, Richmond, Virginia 23219, Attention: Randall S. Parks;


     C. if to Sovereign, to 1130 Berkshire Boulevard, P.O. Box 12646, Reading Pensylvania 19612, Attention: Jay S. Sidhu, or at such other address or addresses as City may have furnished to the Company, with a copy to Stevens & Lee, 607 Washington Street, P.O. Box 679, Reading, Pennsylvania 19603-0679, Attention: Clinton W. Kemp; or


     D. if to any transferee or transferees of City or Sovereign, at such address or addresses as shall have been furnished to the other parties hereto at the time of the transfer or transfers, or at such other address or addresses as may have been furnished by such transferee or transferees to the other parties hereto in writing.

                  Section 4. Amendments. No amendment, interpretation or waiver of any of the provisions of this Agreement shall be effective unless made in writing and signed by the parties to this Agreement.


                  Section 5. Headings. The headings of the sections, subsections and subparagraphs of this Agreement are used for convenience only and shall not affect the meaning or interpretation of the contents of this Agreement.


                  Section 6. Enforcement. The failure to enforce or to require the performance at any time of any of the provisions of this Agreement shall in no way be construed to be a waiver of such provisions, and shall not affect either the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every provision in accordance with the terms of this Agreement.


                  Section 7. Governing Law. This Agreement and the relationships of the parties in connection with the subject matter of this Agreement shall be governed by and determined in accordance with the laws of the State of Georgia in the United States of America.


                  Section 8. Severability. If any severable provision of this Agreement is held to be invalid or unenforceable by any judgment of a tribunal of competent jurisdiction, the remainder of this Agreement shall not be affected by such judgment, and the Agreement shall be carried out as nearly as possible according to its original terms and intent.


                  Section 9. Counterparts. This Agreement may be executed in counterparts, all of which shall constitute one agreement, and each such counterpart shall be deemed to have been made, executed and delivered on the date set out at the head of this Agreement without regard to the dates or times when such counterparts may actually have been made, executed or delivered.


                  Section 10. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of, as the case may be, and be enforceable by and against the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives the day and year first above written.



                                       MEGO MORTGAGE CORPORATION



                                       By:   /s/ Jeffrey S. Moore
                                          -------------------------------------
                                             Name:      Jeffrey S. Moore
                                             Title:     President


                                       CITY NATIONAL BANK OF WEST VIRGINIA


                                       By:   /s/ Robert A. Henson
                                          -------------------------------------
                                             Name:      Robert A. Henson
                                             Title:     Chief Financial Officer


                                       SOVEREIGN BANCORP, INC.



                                       By:   /s/ Jay S. Sidhu
                                          -------------------------------------
                                             Name:      Jay S. Sidhu
                                             Title:     President and Chief
                                                        Executive Officer

                                                                       EXHIBIT D


                                CO-SALE AGREEMENT

         THIS CO-SALE AGREEMENT (this "Agreement") is made this 29th day of June, 1998, by and among MEGO MORTGAGE CORPORATION, a Delaware corporation (the "Company"), and EMANUEL J. FRIEDMAN, FRIEDMAN, BILLINGS, RAMSEY & COMPANY, INCORPORATED, a Virginia corporation (individually, a "Transferor" and collectively, the "Transferors"), CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association, and SOVEREIGN BANCORP, INC., a Pennsylvania corporation (individually, an "Investor" and collectively, the "Investors").


                                    RECITALS

          A. Each Investor has executed a Preferred Stock Purchase Agreement with the Company, dated June 9, 1998, which provides for the purchase of 10,000 shares of Series A Preferred Stock of the Company (the "Preferred Stock") for a purchase price of $1,000 per share, or $10,000,000 in aggregate, and also provides for the purchase of up to 6,666,667 shares of Common Stock of the Company (the "Common Stock") at a purchase price of $1.50 per share;

          B. Emanuel J. Friedman has executed a Common Stock Purchase Agreement with the Company, dated June 9, 1998, which provides for the purchase of 6,666,667 shares of Common Stock at a purchase price of $1.50 per share; and

          C. The Transferors have agreed to grant the Investors the opportunity to participate, upon the terms and conditions set forth in this Agreement, in subsequent sales of the Common Stock made by the Transferors to induce the Investors to make the proposed investment.


                                    AGREEMENT

         NOW, THEREFORE, for and in consideration of the premises, covenants and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE 1
                              SALES BY TRANSFERORS

         1.1 Notice of Purchase Offers. Should any of the Transferors propose to accept one or more bona fide offers (collectively, the "Purchase Offer") from any persons (the "Purchase Offeror") to purchase shares of the Company's Common Stock from such Transferor, then the Transferor or Transferors shall promptly notify the Investors of its or their intent to sell such shares and the terms and conditions of such Purchase Offer.

         1.2 Right to Participate. The Investors shall have the right, exercisable upon written notice to such selling Transferor or Transferors within 10 business days after receipt of the notice of the Purchase Offer, to participate in the Transferor's sale of Common Stock on the same terms and conditions. To the extent any Investor exercises such right of participation, the number of shares of Common Stock which the Transferor may sell pursuant to the Purchase Offer shall be correspondingly reduced. The right of participation of the Investors shall be subject to the following terms and conditions:

                   (a) Each Investor may sell all or any part of that number of shares of Common Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Common Stock covered by the Purchase Offer by (ii) a fraction, the numerator of which is the number of shares of Common Stock of the Company at the time owned by such Investor and the denominator of which is the combined number of shares of Common Stock of the Company at the time owned by the selling Transferor (including shares transferred to Permitted Transferees, as defined below, in accordance herewith) and the Investors. For purposes of such computation, the Investors shall be deemed to own the number of shares of Common Stock into which all of their Preferred Stock is at the time convertible.

                   (b) An Investor participating in the sale pursuant to a Purchase Offer shall, if requested by the selling Transferor or Transferors, or the Purchase Offeror, enter into a purchase and sale agreement with the Purchase Offeror on the same terms and conditions applicable to the selling Transferor or Transferors or shall deliver to the selling Transferor or Transferors for transfer to the Purchase Offeror one or more certificates, properly endorsed for transfer, which represent:

                            (i) the number of shares of Common Stock which the
Investor elects and is permitted to sell pursuant to this Section 1.2; or

                            (ii) the number of shares of Preferred Stock which
is at such time convertible into the number of shares of Common Stock which the Investor elects and is permitted to sell pursuant to this Section 1.2; provided, however, that if the Purchase Offeror objects to the delivery of Preferred Stock in lieu of Common Stock, the Investor shall convert and deliver Common Stock as provided in subparagraph (b)(i) above.

         1.3 Consummation of Sale. The sale of shares to be sold by any Investor hereunder shall be consummated as set forth in any applicable Purchase Agreement. If such shares are instead to be delivered to the selling Transferor or Transferors as provided in Section 1.2(b), the certificates representing such shares shall be transferred by the selling Transferor or Transferors to the Purchase Offeror in consummation of the sale of the Common Stock pursuant to the terms and conditions specified in the notice to the Investor pursuant to Section 1.1, and the selling Transferor or Transferors shall promptly thereafter remit to the Investor that portion of the sale proceeds to which the Investor is entitled by reason of its participation in such sale, without setoff or deduction.

         1.4 Ongoing Rights. The exercise or non-exercise of the rights of the Investor hereunder to participate in one or more sales of Common Stock made by a

Transferor shall not adversely affect its right to participate in subsequent Common Stock sales by a Transferor pursuant to Section 1.1 hereof.

         1.5 Exceptions. The participation rights of the Investors shall not apply to (a) any pledge of Common Stock made by a Transferor pursuant to a bona fide loan transaction which creates a mere security interest, (b) any transfer of Common Stock to the Transferor's descendants or spouse or to a trustee for their benefit, or (c) any bona fide gift of Common Stock; provided that (i) the Transferor shall inform the Investor of such pledge, transfer or gift prior to effecting it and (ii) the pledgee, transferee or donee (collectively, the "Permitted Transferees") shall furnish the Investors with a written agreement to be bound by and comply with all provisions of this Agreement applicable to the Transferors.

                                    ARTICLE 2
                              PROHIBITED TRANSFERS

         2.1 Treatment of Prohibited Transfers. If a Transferor sells any Common Stock in contravention of the participation rights of the Investor under this Agreement (a "Prohibited Transfer"), the Investors, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided in Section 2.2 below, and such Transferor shall be bound by the applicable provisions of such put option.

         2.2 Put Option. In the event of a Prohibited Transfer, the Investors shall have the right to sell to the selling Transferor or Transferors a number of shares of Common Stock (either directly or through delivery of Preferred Stock) equal to the number of shares the Investors would have been entitled to transfer to the Purchase Offeror in the Prohibited Transfer pursuant to the terms hereof. Such sale shall be made on the following terms and conditions:

                   (a) The price per share and terms at which the shares are to be sold to the selling Transferor or Transferors shall be equal to the price per share paid and terms agreed to by the purchaser to the selling Transferor or Transferors in the Prohibited Transfer. The selling Transferor or Transferors shall also reimburse the Investors for any and all fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investors' rights under this Article 2.

                   (b) Within 90 days after the later of the dates on which the Investors (i) received notice from a Transferor of the Prohibited Transfer or
(ii) otherwise became aware of the Prohibited Transfer, the Investors shall, if exercising the put option created hereby, deliver to the selling Transferor or Transferors the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

                   (c) The selling Transferor or Transferors shall, upon receipt of the certificate or certificates for the shares to be sold by the Investor, pursuant to Section 2.2(b), pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 2.2(a), by certified check or bank draft made payable to the order of the Investors.

                   (d) Notwithstanding the foregoing, any attempt to transfer shares of the Company in violation of Article 1 hereof, shall be void and the Company agrees it will not effect such a transfer nor will it treat any purported transferee as the holder of such shares without the written consent of the Investors.

                                    ARTICLE 3
                              LEGENDED CERTIFICATES

         3.1 Legend. Each certificate representing shares of the Common Stock of the Company now or hereafter owned by a Transferor or issued to any Permitted Transferee pursuant to Section 1.5 shall be endorsed with the following legend:

         "The shares of stock represented by this certificate are subject to a Co-Sale Agreement, by and among the registered owner of this certificate, the Company and certain other shareholders of the Company, copies of which are available for inspection at the offices of the Company."

         3.2 Legend Removal. The Section 3.1 legend shall be removed upon termination of this Agreement in accordance with the provisions of Section 5.1.

                                    ARTICLE 4
                             RIGHT OF FIRST REFUSAL

         4.1 Notice of Bona Fide Offer. If a Transferor shall have obtained a bona fide offer in writing for the purchase, in one or a series of related transactions, shares of Common Stock representing 5% or more of the aggregate number of shares of Common Stock owned by the Transferor, and the Transferor desires to accept such offer, then such Transferor shall give notice to the Investors of such proposed transaction (the "Option Notice"). The Option Notice shall describe the proposed transferee, the number of shares of Common Stock proposed to be transferred (the "Offered Stock"), the price per share, and all other material terms and conditions of the proposed transaction, and also shall be accompanied by a copy of the writing comprising the bona fide offer.

                  (a) 4.2 Investors' Option. For a period of 15 consecutive days following their receipt of such Option Notice (the "Option Period"), the Investors shall have the irrevocable option, subject to the condition set forth in Section 4.4 below, to purchase their pro rata share of the Offered Stock for the consideration and on the terms set forth in the Option Notice. For purposes of the preceding sentence, an Investor's "pro rata" share shall mean a percentage determined by dividing the number of shares of Common Stock owned by such Investor by the total number of shares of outstanding Common Stock owned by both Investors (assuming that the Investors own the number of shares of Common Stock into which all of their Preferred Stock is at the time convertible). In the event that the Option Notice specifies that the Selling Transferor will receive non-cash consideration in exchange for the Offered Stock, the Investors shall have the option to purchase the Offered Stock for a cash amount equal to the fair market value of the non-cash consideration specified in the Option Notice, as determined by an independent investment banking firm of national standing selected by the Investors and the selling Transferor.

         4.3 Exercise of the Option. An Investor choosing to exercise said option shall during the Option Period notify the Selling Transferor in writing of such election and the number of shares it wishes to purchase, up to its pro rata share(the "Exercise Notice"). If one but not both of the Investors exercises the option (or exercises the option in full), the selling Transferor shall so notify the Investor exercising its option to purchase shares (or exercising such option in full) and such Investor shall have an additional option for five consecutive days following its receipt of notice to purchase all of the Offered Stock (or the portion of the other Investor's pro rata share of the Offered Stock for which the option was not exercised) for the consideration and on the terms set forth in the Option Notice and as otherwise provided herein. If both Investors exercise the option for less than their pro rata shares, the Investors shall be deemed not to have exercised their option and the selling Transferor may dispose of the Offered Stock pursuant to Section 4.6.

         4.4 Right to be Exercised in Whole. Notwithstanding the foregoing, any Selling Transferor shall not be required to sell any of the Offered Stock to the Investors pursuant to the option described in Section 4.2 above unless options have been exercised by the Investors to purchase all of the Offered Stock.

         4.5 Closing of Exercise. In the event that the Investors exercise options to purchase, in the aggregate, all of the Offered Stock pursuant to
Section 4.3 above, then a closing shall be held with respect to such purchases within 20 days after the date upon which the last of such options shall have been exercised or on such other date as the Selling Transferor and the Investors exercising such options shall mutually agree. At such closing, the Selling Transferor shall deliver to the purchasing Investors certificates representing the shares of Common Stock being acquired by such Investors, together with fully executed stock powers, endorsed in the name of the transferee, against payment of the purchase price therefor in accordance with the terms contained in the Option Notice. Such shares shall be delivered by the Selling Transferor free and clear of any lien, pledge, security interest or other encumbrance, other than as described in this Agreement.

         4.6 Sale to Third Party if Right Not Exercised. If the Investors have not exercised their options to purchase, in the aggregate, all of the Offered Stock pursuant to Section 4.3 above, the Selling Transferor shall have the right, for a period of 90 days after the expiration of the option period, to sell all (but not less than all) of the Offered Stock not purchased by the Investors in accordance with the terms of the bona fide offer, provided that such transferee agrees in writing to be bound by the terms of this Agreement to the same extent as the Selling Transferor.

         4.7 Right to Participate. In the event that an Investor does not exercise the option provided for in this Article 4 (or is deemed under the last sentence of Section 4.3 not to have exercised such option), such Investor shall nevertheless be entitled to exercise the right of participation provided for in
Article 1 with respect to the proposed sale described in the Option Notice.

                                    ARTICLE 5
                            MISCELLANEOUS PROVISIONS

         5.1 Termination of Co-Sale Rights. The rights of each Investor under this Agreement and the obligations of a Transferor with respect to such Investor shall terminate at such time as the Investor shall no longer be the owner of any shares of Common Stock or Preferred Stock of the Company.

         5.2 Notices. Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement shall be in writing and shall be effective upon facsimile delivery, personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified as set forth below such party's signature or at such other address as such party may designate by ten (10) days' advance written notice to the other parties hereto.

         5.3 Successors and Assigns. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives.

         5.4 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         5.5 Amendments. Any amendment or modification of this Agreement shall be effective only if evidenced by a written instrument executed by duly authorized representatives of the parties hereto. Any waiver by a party of its rights hereunder shall be effective only if evidenced by a written instrument executed by a duly authorized representative of such party. In no event shall such waiver of any rights hereunder constitute the waiver of such rights in any future instance unless the waiver so specifies in writing.

         5.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia.

         5.7 Other Obligations of Company. The Company agrees to use its best efforts to enforce the terms of this Agreement, to inform the Investors of any breach hereof and to assist the Investors in the exercise of its rights and performance of its obligations under Article 2 hereof.


                            [SIGNATURE PAGE FOLLOWS.]

         IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year indicated above.


THE COMPANY:                 MEGO MORTGAGE CORPORATION


                             By:      /s/ Jeff S.Moore
                                     ---------------------------------------
                                     Name:    Jeff S. Moore
                                     Title:   President


THE INVESTORS:               CITY NATIONAL BANK OF WEST VIRGINIA


                             By:      /s/ Robert A. Henson
                                     ---------------------------------------
                                     Name:    Robert A. Henson
                                     Title:   Chief Financial Officer



                             SOVEREIGN BANCORP, INC.


                             By:      /s/ Mark R. McCollom
                                     ---------------------------------------
                                     Name:    Mark R. McCollom
                                     Title:   Chief Accounting Officer



THE TRANSFERORS:             EMANUEL J. FRIEDMAN


                             /s/ Emanuel J.Friedman
                             ------------------------------------


                             FRIEDMAN, BILLINGS, RAMSEY &
                             COMPANY, INCORPORATED


                             By:      /s/ James R. Kleeblatt
                                     ---------------------------------------
                                      Name:    James R. Kleeblatt
                                      Title:   Managing Director

                                                                       EXHIBIT E


                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                          1001 Nineteenth Street North
                               Arlington, VA 22209


                                  June 29, 1998


City National Bank of West Virginia
3601 McCorkle Avenue, S.E.
Charleston, WV  25304

Gentlemen:

         To induce you, City National Bank of West Virginia, to enter into the Common Stock Purchase Agreement (the "Agreement"), of even date herewith, between you and Mego Mortgage Corporation (the "Company"), we agree to vote all of the shares of the Company's voting stock held by us from time to time for the election of your nominee to serve on the Company's Board of Directors pursuant to Section 5.19 of the Agreement.

                               FRIEDMAN, BILLINGS, RAMSEY & CO., INC.



                               By: /s/ James R. Kleeblatt
                                  -----------------------------------
                                        James R. Kleeblatt
                                        Managing Director